UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 24, 2015

BHP BILLITON LIMITED (ABN 49 004 028 077) (Exact name of Registrant as specified in its charter)	BHP BILLITON PLC (REG. NO. 3196209) (Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA (Jurisdiction of incorporation or organisation) 171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	ENGLAND AND WALES (Jurisdiction of incorporation or organisation) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

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24 February 2015
Results For Announcement to the Market
Name of Companies:
BHP Billiton Limited (ABN 49 004 028 077) and
BHP Billiton Plc (Registration No. 3196209)
Report for the half year ended 31 December 2014
This statement includes the consolidated results of the BHP Billiton Group, comprising BHP Billiton Limited and BHP Billiton Plc, for the half year ended 31 December 2014 compared with the half year ended 31 December 2013.
This page and the following 57 pages comprise the half year information given to ASX under Listing Rule 4.2A and released to the market under UK Disclosure and Transparency Rule 4.2.2R and should be read in conjunction with the 2014 BHP Billiton Group annual financial report.
The results are prepared in accordance with IFRS and are presented in US dollars.
US$ Million
Revenue down 11.9% to 29,900
Profit attributable to the members of the BHP Billiton Group down 47.4% to 4,265
Net Tangible Asset Backing:
Net tangible assets per fully paid share were US$15.21 as at 31 December 2014, compared with US$14.35 at 31 December 2013.
Dividends per share:
Interim dividend for current period US 62 cents fully franked (record date 13 March 2015; payment date 31 March 2015)
Interim dividend for previous corresponding period US 59 cents fully franked
This statement was approved by the Board of Directors.
Jane McAloon
Group Company Secretary
BHP Billiton Limited and BHP Billiton Plc

NEWS RELEASE

Release Time	IMMEDIATE
Date	24 February 2015
Number	02/15

BHP BILLITON RESULTS FOR THE HALF YEAR ENDED 31 DECEMBER 2014

- **The tragic loss of two of our colleagues is a stark reminder that the health and safety of our people must always come first.**
- **Underlying EBIT[(1)] of US$9.2 billion and an Underlying EBIT margin[(2)] of 32% for the December 2014 half year demonstrate the strength of BHP Billiton's strategy and the resilience of our portfolio in weaker markets.**
- **Improved productivity and reduced capital expenditure allowed us to generate US$4.1 billion of free cash flow[(2)] and strengthen the balance sheet despite lower prices.**
- **We are extending our productivity gains faster than initially anticipated with US$2.4 billion[(3)] achieved in the period. We expect over US$4.0 billion of productivity gains by the end of the 2017 financial year[(4)].**
- **Our cost competitiveness continues to improve in all our major businesses, with unit cash costs reduced by 29% at Western Australia Iron Ore, 15% at Queensland Coal, 13% at Escondida and 8% at Onshore US.**
- **We reduced capital and exploration expenditure[(5)] by 23% to US$6.4 billion in the half year and plan to invest a total of US$12.6 billion in the 2015 financial year and US$10.8 billion in the 2016 financial year.**
- **We will remain disciplined. Our plans are flexible and we continue to expect an average investment return[(6)] of greater than 20% for our portfolio of high-quality development options.**
- **Our balance sheet is strong. Net debt[(2)] at period end fell to US$24.9 billion for a gearing ratio of 22.4% and our A+ credit rating was recently reaffirmed.**
- **The Group's interim dividend increased by 5% to 62 US cents per share, representing an Underlying payout ratio[(7)] of 62%.**
- **Should the proposed demerger of South32 be approved, we do not plan to rebase our progressive dividend downwards, implying a higher Underlying payout ratio, and South32 will adopt its own dividend policy.**

Half year ended 31 December	2014 US$M	2013 US$M	Change %
Profit from operations (EBIT)	8,817	12,933	(31.8%)
Attributable profit	4,265	8,107	(47.4%)
Basic earnings per share (cents)	80.2	152.4	(47.4%)
Dividend per share (cents)	62.0	59.0	5.1%
Net operating cash flow	10,423	11,859	(12.1%)
Underlying EBITDA[(1)]	14,494	16,518	(12.3%)
Underlying EBIT[(1)]	9,226	12,382	(25.5%)
Underlying attributable profit[(1)]	5,352	7,761	(31.0%)
Underlying basic earnings per share (cents)[(2)]	100.7	145.9	(31.0%)
Capital and exploration expenditure (BHP Billiton share)[(5)]	6,382	8,289	(23.0%)

1

News Release
Results for the half year ended 31 December 2014
BHP Billiton Chief Executive Officer, Andrew Mackenzie, said: “These results demonstrate the effectiveness of our strategy and the quality of our people, assets and processes. Despite significant falls in the prices of our main commodities over the last six months, Group margins remain healthy, free cash flow has increased and we have strengthened our balance sheet. We are confident that we can maintain our progressive dividend policy and continue to selectively invest in projects that offer compelling returns.
We started to prepare for a sustained period of lower prices almost three years ago by increasing our focus on efficiency and lowering our investment. Since then, we have achieved annualised productivity gains approaching US$10 billion and reduced capital spending by almost 40 per cent. We have seen rapid improvement across all of our major businesses. For example, in the last six months alone we have cut unit costs at Western Australia Iron Ore by 29 per cent to nearly US$20 per tonne, achieving an Underlying EBIT margin of 49 per cent despite the structural shift in prices.
This push for productivity must continue and our proposed demerger will be a catalyst for further progress. Simplification will ensure BHP Billiton’s organisation, systems and processes are dedicated to its core assets, allowing us to further improve their productivity. Meanwhile, South32 will benefit from a dedicated management team who can tailor their strategy to suit their own distinct portfolio. Following the proposed demerger, BHP Billiton will maintain its progressive dividend policy and any dividends from South32 will represent additional cash returns to shareholders.
We remain confident about the outlook for our Company. We have the best quality assets and operating capability, a deep understanding of global markets, a portfolio of very high-return growth projects, a strong balance sheet and offer outstanding cash returns to shareholders. The demerger will allow us to continue the process of building an organisation that is truly unique in our sector, and one that is well positioned for success in the face of ever-increasing volatility.”

BHP Billiton Results for the half year ended 31 December 2014
Our overriding commitment is to sustainability
Our commitment is to ensure the health and safety of our people. BHP Billiton reported a Total Recordable Injury Frequency (TRIF) of 4.0 per million hours worked in the December 2014 half year. Despite the continued improvement in TRIF, the tragic loss of two of our colleagues is a stark reminder that the health and safety of our teams must always come first. This is far ahead of any commercial challenge. We achieve nothing if we don’t achieve it safely and sustainably. We must continue to pursue effective material and fatal risk management at our operations.
Robust results underpinned by our structured approach to productivity
BHP Billiton delivered robust financial results in the December 2014 half year, a period characterised by volatile commodity markets. Underlying EBITDA declined by 12 per cent to US$14.5 billion as lower average realised prices more than offset the substantial productivity gains that continue to be achieved across the portfolio.
Group production(8) increased by nine per cent during the December 2014 half year with records achieved for eight operations and five commodities. We remain on track to deliver Group production growth of 16 per cent over the two years to the end of the 2015 financial year.
The Group extended its track record of delivering sustainable performance improvement with US$2.4 billion(3) of productivity gains achieved during the period. We remain on track to deliver at least US$4.0 billion(4) of productivity gains from our core portfolio by the end of the 2017 financial year. Volume growth from the ramp up of our high-return development projects increased Underlying EBIT by a further US$1.3 billion. However, lower average realised prices reduced Underlying EBIT by US$6.1 billion, net of price-linked costs, and were the major contributor to the 25 per cent decline in Underlying EBIT to US$9.2 billion. Underlying attributable profit declined by 31 per cent to US$5.4 billion.
By further improving productivity and reducing our rate of investment we delivered a substantial US$4.1 billion of free cash flow during the period, despite weaker commodity prices. BHP Billiton’s share of capital and exploration expenditure(5) declined by 23 per cent during the period to US$6.4 billion. Continued improvement in the Group’s capital productivity is expected to support a reduction in forecast capital and exploration expenditure for the 2015 financial year to US$12.6 billion, 15 per cent below original guidance. We expect capital and exploration expenditure will further reduce to US$10.8 billion in the 2016 financial year.
In our Petroleum Business, we have moved quickly in response to lower prices and will reduce our operated rig count at Onshore US by approximately 40 per cent by the end of the 2015 financial year. This decisive response exemplifies the Group’s value-focused approach to developing our tier-one resource base and the flexibility we have to respond to external market conditions.
Disciplined approach to capital management
BHP Billiton’s capital management framework is unchanged. The Group remains committed to a strong balance sheet and a solid A credit rating. These are fundamental enablers of our strategy and have allowed us to maintain our progressive dividend and to invest through the cycle. In this context, net debt finished the period at US$24.9 billion for a gearing ratio of 22.4 per cent and our A+ credit rating was recently reaffirmed.
The Group increased its interim dividend by five per cent to 62 US cents per share which represents a payout ratio of 62 per cent. Following the proposed demerger of South32, BHP Billiton will maintain its progressive dividend policy and any dividends from South32 will represent additional cash returns to shareholders.
Our high-quality portfolio remains a key point of differentiation. We will maintain our track record of investing selectively in high-return growth options within our portfolio through the cycle. By operating within a disciplined framework and by testing all investment decisions against challenging criteria, including buying back our own shares, we will increase the capital efficiency of the Group. We continue to forecast an average investment return of greater than 20 per cent(6) for our portfolio of high-quality development options.

News Release
Proposed demerger will largely complete our simplification process in a single step
On 8 December 2014, BHP Billiton announced that the new company it intends to create through its proposed demerger will be called South32. A final Board decision on the proposed demerger will be made once all necessary third party approvals are secured on satisfactory terms. On this basis, BHP Billiton expects to release all shareholder documentation with full details of the demerger in mid-March 2015, with a shareholder vote taking place in early May 2015. The proposed demerger remains on track to be completed in the first half of the 2015 calendar year.
If completed, the proposed demerger has the potential to unlock shareholder value by significantly simplifying the Group and dividing it into two distinct portfolios, each reflecting the common characteristics of their assets. Management processes will be optimised for each portfolio to enable higher levels of performance than possible if managed together. Once simplified, BHP Billiton will be almost exclusively focused on its exceptionally large, long-life iron ore, copper, coal, petroleum and potash basins, retaining full exposure to the early, middle and late stages of the economic development cycle. With fewer assets and a greater upstream focus, BHP Billiton will be able to reduce costs and further improve the productivity of its largest businesses. As a result, BHP Billiton is expected to generate stronger growth in free cash flow and a superior return on its investment. South32 will be an independent global metals and mining company based on a selection of high-quality aluminium, coal, manganese, nickel and silver assets.
Outlook
Economic outlook
Global economic growth slowed slightly over the December 2014 half year with variable performance across the major economies. Chinese growth experienced a moderate slowdown while some other large emerging economies, notably Brazil and Russia, saw periods of contraction. Among developed economies, both the United States and the United Kingdom saw solid growth supported by expansionary monetary policies. In contrast, Europe lost momentum as deflationary pressures increased and Japan saw a pause in its recovery.
The Chinese economy was healthy with slightly slower growth over the period consistent with government targets. Household incomes and consumer spending were resilient and both monetary and fiscal policies remain focused on rebalancing the economy. Consumption will become increasingly important over the medium term as economic reforms promote slower but more sustainable growth.
The United States economy continued to improve with strong employment growth boosting both consumer confidence and spending. Business investment, which had been a soft spot in the recovery, also rose moderately. The economic recovery is expected to continue, supported by lower energy prices and growth in consumer spending, bolstering expectations that the Federal Reserve will raise interest rates in the next 12 months.
Although the Japanese economy was weak over the December 2014 half year, leading indicators such as industrial production and business confidence have begun to show signs of improvement. We expect the recovery to continue at a modest pace, supported by lower energy prices and the weaker yen.
Commodities outlook
Demand for our products remained solid, despite growth moderating as anticipated. However, strong supply growth, most notably in iron ore and petroleum, contributed to weaker prices in the December 2014 half year.
In China, domestic steel demand was subdued due to weakness in the property sector, resulting in record exports to overseas markets where demand saw steady growth. In the 2015 calendar year Chinese demand is expected to recover moderately, supplemented by healthy demand growth in the rest of the world. While overall Chinese demand for iron ore was flat over the period, imports nonetheless increased as high-cost domestic mine supply was displaced by lower-cost seaborne supply. As the marginal cost of supply fell, the iron ore spot price also declined to levels which are now more reflective of the medium-term fundamentals.

BHP Billiton Results for the half year ended 31 December 2014
In metallurgical coal, China’s seaborne demand declined following a rise in domestic supply. Although several producers outside China have announced production cuts, the volume removed from the market has been less than anticipated and surplus supply is expected to persist in the short term. The thermal coal market also continued to be well supplied by Indonesian and Australian exports while strong import demand growth from India, driven by seasonal restocking, partially compensated for moderating Chinese demand.
Crude oil prices fell in the first half of the 2015 financial year as a result of growing supply, a lower demand outlook and OPEC’s decision to maintain production levels. With prices at approximately half the average of the previous three years, the supply response required for a cyclical rebalancing of the market is under way. While a near-term recovery in price depends on the rate that production growth slows, the medium-term outlook appears positive as higher prices will be required to induce the new supply needed to offset natural field decline.
In the United States, domestic gas prices came under pressure as continued supply growth allowed storage inventories to rebuild despite relatively normal seasonal demand. In the longer term, industrial demand growth, rising gas-fired power generation and LNG exports are expected to support prices. In the LNG market, mild winter temperatures across North Asia and high storage levels have limited spot demand while the ramp-up of new export projects and lower crude oil prices are expected to temper the market in the second half of the financial year.
Copper prices trended lower during the period reflecting concerns over Chinese demand and a stronger US dollar. While prices are expected to remain volatile, market fundamentals are compelling over the medium term with robust demand growth expected and supply constrained by declining ore grades and a lack of quality development options. The current low prices are expected to intensify the looming supply deficit, as projects are deferred or delayed.
The nickel price declined following a sharp rise in the second half of the 2014 financial year, as the market remained well supplied despite the ban on ore exports from Indonesia. Aluminium demand growth remained strong but new supply, mostly from China, continues to offset the curtailment of high cost capacity. Strong aluminium demand flowed through to higher alumina prices during the period. The alumina price was also supported by the Indonesian ore ban, which removed low-cost bauxite supply for Chinese alumina refineries.
Wealth creation and urbanisation will remain the primary drivers of commodities demand while the ongoing development of emerging economies provides particular support for industrial metals, energy and fertilisers. Our iron ore, copper, coal, petroleum and potash businesses provide exposure to this long-term development cycle and will allow us to target high-return investments as markets continue to evolve.
In summary, we expect sustained growth in China, stronger consumer spending in the US and lower energy prices to support an improvement in global economic activity over the course of the 2015 calendar year. However some commodity prices will remain relatively volatile and oversupply in many of our markets will continue to moderate prices. In the medium term, the structural requirement to induce new supply to meet demand should be supportive for prices in some of our core commodities, most notably in copper and oil. Our diversification, competitive cost position, strong balance sheet and the success of our ongoing productivity initiatives are competitive advantages and provide us with unrivalled flexibility in the face of ever-increasing volatility.
Projects
At the end of the December 2014 half year, BHP Billiton had seven major projects under development with a combined budget of US$13.5 billion.
The Escondida Oxide Leach Area Project (OLAP) was successfully completed during the December 2014 half year and the BMA Hay Point Stage Three Expansion project loaded first coal on 12 January 2015, both on revised schedule and budget. During the period, the Group approved a US$361 million increase to the budget of the Escondida Organic Growth Project 1 to US$4.2 billion. The budget revision reflected challenges associated with contractor progress which have since been addressed and the project remains on original schedule.

News Release

BHP Billiton's share of capital and exploration expenditure[5] declined by 23 per cent during the December 2014 half year to US$6.4 billion. Continued improvement in the Group's capital productivity has supported a further reduction in planned capital and exploration expenditure for the 2015 financial year to US$12.6 billion, 15 per cent below original guidance.

	Half year ended 31 December 2014 US$M	Half year ended 31 December 2013 US$M	Year ended 30 June 2014 US$M
Capital expenditure (purchases of property, plant and equipment)	**6,772**	8,605	15,993
Add: exploration expenditure	**422**	504	1,010
Capital and exploration expenditure (cash basis)	**7,194**	9,109	17,003
Add: equity accounted investments	**341**	542	871
Less: capitalised deferred stripping[i]	**(467)**	(784)	(1,421)
Less: non-controlling interests	**(686)**	(578)	(1,272)
Capital and exploration expenditure (BHP Billiton share)	**6,382**	8,289	15,181

(i) Includes US$88 million of capitalised deferred stripping attributable to non-controlling interests (December 2013 half year: US$126 million; June 2014 financial year: US$243 million).

Projects completed during the December 2014 half year

Business	Project and ownership	Capacity[i]	Capital expenditure US$M[i]		Date of initial production	
			Actual[ii]	Budget	Actual	Target
Copper	Escondida Oxide Leach Area Project (Chile) 57.5%	New dynamic leaching pad and mineral handling system. Maintains oxide leaching capacity.	911	933[iii]	Q4 CY14	H2 CY14[iii]
			911	**933**		

Projects in execution at the end of the December 2014 half year

Business	Project and ownership	Capacity[i]	Capital expenditure US$M[i]	Date of initial production
			Budget	Target
Petroleum	North West Shelf Greater Western Flank-A (Australia) 16.67% (non-operator)	To maintain LNG plant throughput from the North West Shelf operations.	400	CY16
	Bass Strait Longford Gas Conditioning Plant (Australia) 50% (non-operator)	Designed to process approximately 400 MMcf/d of high CO_2 gas.	520	CY16
Copper	Escondida Organic Growth Project 1 (Chile) 57.5%	New concentrator with 152 ktpd capacity.	4,199[iii]	H1 CY15
	Escondida Water Supply (Chile) 57.5%	New desalination facility to ensure continued water supply to Escondida.	3,430	CY17
Coal	Hay Point Stage Three Expansion (Australia) 50%	Increases port capacity from 44 Mtpa to 55 Mtpa and reduces storm vulnerability.	1,505[iii][iv]	CY15[iii]
	Appin Area 9 (Australia) 100%	Maintains Illawarra Coal's production capacity with a replacement mining domain and capacity to produce 3.5 Mtpa of metallurgical coal.	845	CY16
			10,899	

6

BHP Billiton Results for the half year ended 31 December 2014
Other projects in progress at the end of the December 2014 half year
Business Project and ownership Scope Capital expenditure US$M(i) Budget
Potash
Jansen Potash (Canada)
100% Investment to finish the excavation and lining of the production and service shafts, and to continue the installation of essential surface infrastructure and utilities. 2,600
(i) Unless noted otherwise, references to capacity are on a 100 per cent basis, references to capital expenditure from subsidiaries are reported on a 100 per cent basis and references to capital expenditure from joint operations are reported on a proportionate consolidation basis.
(ii) Amount subject to finalisation.
(iii) As per revised budget and/or schedule.
(iv) Excludes announced pre-commitment funding.
Income statement
To provide additional clarity into the underlying performance of our operations we present Underlying EBIT, which is a measure used internally. Underlying EBIT represents Profit from operations excluding exceptional items (which are described on pages 10 and 11) as set out in the following table:
Half year ended 31 December 2014 2013 US$M US$M
Underlying EBIT 9,226 12,382
Exceptional items (before taxation) (409) 551
Profit from operations (EBIT) 8,817 12,933
Underlying EBIT
The following table and commentary describes the approximate impact of the principal factors that affected Underlying EBIT for the December 2014 half year compared with the December 2013 half year:
US$M
Underlying EBIT for the half year ended 31 December 2013 12,382
Change in volumes:
Productivity 530
Growth 1,341 1,871
Net price impact:
Change in sales prices (6,550)
Price-linked costs 413 (6,137)
Change in controllable cash costs:
Operating cash costs 1,766
Exploration and business development (12) 1,754
Change in other costs:
Exchange rates 626
Inflation (359)
Fuel and energy 233
Non-cash (938) (438)
Asset sales 30
Ceased and sold operations (39)
Other items (197)
Underlying EBIT for the half year ended 31 December 2014 9,226

News Release

The following table reconciles principal factors shown on the previous page with the Group's productivity gains:

Half year ended 31 December	2014 US$M
Change in controllable cash costs	1,754
Change in volumes attributed to productivity	530
Total productivity gains in Underlying EBIT	**2,284**
Change in capitalised exploration	99
Total benefits attributable to productivity initiatives	**2,383**

Volumes

Productivity-led volume efficiencies and the ramp up of major projects underpinned a nine per cent increase in Group production[(8)] in the December 2014 half year and a US$1.9 billion increase in Underlying EBIT. Western Australia Iron Ore was the major contributor as the ramp-up of Jimblebar and improvements in availability, utilisation and rate across its integrated supply chain supported a US$1.2 billion increase in Underlying EBIT. Significant growth in Onshore US liquids volumes, which reflected continued momentum in the Black Hawk and Permian, supported a US$601 million volume-related increase in Petroleum's Underlying EBIT.

We remain on track to generate Group production[(8)] growth of 16 per cent over the two years to the end of the 2015 financial year.

Prices

Demand for our products remained solid, despite growth moderating as anticipated. However, strong supply growth, most notably in iron ore and petroleum, contributed to weaker prices in the December 2014 half year.

Lower average realised prices reduced Underlying EBIT by US$6.6 billion in the December 2014 half year. A 38 per cent decline in the average realised price of iron ore was the major contributor and reduced Underlying EBIT by US$4.6 billion. A 17 per cent reduction in average realised oil prices reduced Underlying EBIT by US$802 million, while weaker coal prices, both thermal and coking, reduced Underling EBIT by a further US$775 million.

A reduction in price-linked costs increased Underlying EBIT by US$413 million during the period and primarily reflected lower royalty charges in our Iron Ore Business.

The average realised prices achieved for our major commodities are summarised in the following table:

	Half year ended			Year ended	Dec H14	Dec H14	Dec H14
Average realised prices[(i)]	**31 Dec 2014**	**31 Dec 2013**	**30 Jun 2014**	**30 Jun 2014**	**vs Dec H13**	**vs Jun H14**	**vs FY14**
Oil (crude and condensate) (US$/bbl)	**85**	103	102	102	(17%)	(17%)	(17%)
Natural gas (US$/Mscf)[(ii)]	**4.21**	3.81	4.89	4.35	10%	(14%)	(3%)
US natural gas (US$/Mscf)	**3.89**	3.44	4.75	4.10	13%	(18%)	(5%)
LNG (US$/Mscf)	**13.76**	14.63	14.71	14.67	(6%)	(6%)	(6%)
Copper (US$/lb)[(iii)(iv)]	**2.98**	3.36	3.09	3.22	(11%)	(4%)	(7%)
Iron ore (US$/wmt, FOB)	**70**	112	96	103	(38%)	(27%)	(32%)
Hard coking coal (US$/t)	**110**	142	121	131	(23%)	(9%)	(16%)
Weak coking coal (US$/t)	**92**	116	104	111	(21%)	(12%)	(17%)
Thermal coal (US$/t)[(v)]	**60**	74	67	70	(19%)	(10%)	(14%)
Alumina (US$/t)[(ii)]	**330**	291	320	307	13%	3%	7%
Aluminium (US$/t)	**2,378**	1,996	2,049	2,022	19%	16%	18%
Manganese ore (US$/dmtu)[(ii)]	**4.00**	4.90	4.41	4.64	(18%)	(9%)	(14%)
Manganese alloy (US$/t)	**946**	952	1,001	980	(1%)	(5%)	(3%)
Nickel metal (US$/t)	**16,757**	13,615	16,391	14,925	23%	2%	12%

(i) Based on provisional, unaudited estimates. Prices exclude third party product and represent the weighted average of various sales terms (for example: FOB, CIF and CFR), unless otherwise noted.

(ii) Excludes internal sales.

(iii) Includes third party product.

(iv) Includes impact of provisional pricing and finalisation adjustments which decreased EBIT by US$210 million in the December 2014 half year (December 2013 half year: US$196 million increase).

(v) Export sales only; excludes Cerrejón. Includes thermal coal sales from metallurgical coal mines.

8

BHP Billiton Results for the half year ended 31 December 2014

Controllable cash costs

A broad-based improvement in productivity underpinned a significant US$1.8 billion reduction in controllable cash costs during the period.

Operating cash costs

Across our business, the productivity of our workforce continued to improve as we sharpened our focus on the highest value-adding activities. In total, improved labour and contractor productivity increased Underlying EBIT by US$725 million. An improvement in Group equipment productivity, as exemplified by a 14 per cent increase in truck utilisation at Escondida, supported a further US$516 million increase in Underlying EBIT. In total, operating cash costs declined by US$1.8 billion during the period.

Exploration and business development

The Group's exploration and business development expenditure was in line with the December 2013 half year. Our exploration program remains focused on greenfield copper targets within Chile, Peru and the South-West United States, and petroleum liquids opportunities in the Gulf of Mexico, Western Australia and Trinidad and Tobago.

Other costs

Exchange rates

A stronger US dollar increased Underlying EBIT by US$626 million during the period. This included the restatement of monetary items in the balance sheet which increased Underlying EBIT by US$220 million.

The following exchange rates have been applied:

	Average Half year ended 31 December 2014	Average Half year ended 31 December 2013	As at 31 December 2014	As at 31 December 2013	As at 30 June 2014
Australian dollar(i)	0.89	0.92	0.82	0.89	0.94
Chilean peso	587	511	607	524	551
Colombian peso	2,037	1,910	2,392	1,927	1,881
Brazilian real	2.40	2.28	2.66	2.34	2.20
South African rand	10.99	10.07	11.55	10.53	10.60

(i) Displayed as US$ to A$1 based on common convention.

Inflation

Inflation had an unfavourable impact on all businesses and reduced Underlying EBIT by US$359 million during the period. This was most notable in Australia, Chile and South Africa, which accounted for over 85 per cent of the total variance.

Fuel and energy

A reduction in diesel prices and lower consumption, particularly in our Iron Ore and Coal Businesses, supported a US$233 million increase in Underlying EBIT.

Non-cash

An increase in non-cash charges reduced Underlying EBIT by US$938 million during the December 2014 half year. Impairment charges associated with the divestment of conventional petroleum assets in North Louisiana and unconventional gas assets in the Pecos field in the Permian totalled US$328 million. An increase in non-cash charges in our Copper Business reduced Underlying EBIT by US$442 million and reflected a lower capitalisation rate for deferred stripping at Escondida and Pampa Norte.

Asset sales

The contribution of asset sales to Underlying EBIT was largely unchanged from the prior period.

9

News Release

Ceased and sold operations

Underlying EBIT from ceased and sold operations decreased by US$39 million in the period and largely reflected the closure of the Nickel West Leinster Perseverance underground mine in November 2013.

Other items

Lower average realised prices received by our equity accounted investments and transaction costs associated with the proposed demerger accounted for the US$197 million decrease in Underlying EBIT reported in other items.

Net finance costs

Net finance costs decreased by US$296 million to US$232 million. The decrease reflected foreign exchange gains on finance leases and the early redemption of the Petrohawk Energy Corporation Senior Notes in August 2014, resulting in a gain on redemption and lower interest expense.

Taxation expense

The Group's adjusted effective tax rate, which excludes the influence of exchange rate movements, remeasurement of deferred tax assets associated with the Minerals Resource Rent Tax (MRRT) and exceptional items, was 31.3 per cent (31 December 2013: 32.5 per cent). This adjusted effective tax rate is expected to remain in the range of 30 per cent to 34 per cent for the 2015 financial year.

Total taxation expense, including royalty-related taxation, exceptional items and exchange rate movements, was US$3.8 billion, representing a statutory effective tax rate of 44.2 per cent (31 December 2013: 28.4 per cent).

Government imposed royalty arrangements calculated by reference to profits are reported as royalty-related taxation. The MRRT increased taxation expense by US$643 million in the December 2014 half year (December 2013 half year: decrease of US$462 million). This included an exceptional item of US$809 million tax expense (December 2013 half year: US$ nil) for the derecognition of deferred tax assets upon the repeal of the MRRT legislation in Australia.

Exchange rate movements increased taxation expense by US$290 million (December 2013 half year: decrease of US$46 million).

Half year ended 31 December	2014			2013		
	Profit before tax US$M	Income tax expense US$M	%	Profit before tax US$M	Income tax expense US$M	%
Statutory effective tax rate	**8,585**	**(3,792)**	**44.2%**	**12,405**	**(3,518)**	**28.4%**
Adjusted for:						
Exchange rate movements	–	290		–	(46)	
Remeasurement of deferred tax assets associated with the MRRT	–	–		–	(491)	
Exceptional items	409	690		(551)	205	
Adjusted effective tax rate	**8,994**	**(2,812)**	**31.3%**	**11,854**	**(3,850)**	**32.5%**

Other royalty and excise arrangements which are not profit based are recognised as operating costs within Profit before taxation. These amounted to US$1.1 billion during the period (December 2013 half year: US$1.4 billion).

Exceptional items

Half year ended 31 December 2014	Gross US$M	Tax US$M	Net US$M
Exceptional items by category			
Repeal of Minerals Resource Rent Tax legislation	–	(809)	(809)
Impairment of Nickel West assets	(409)	119	(290)
	(409)	**(690)**	**(1,099)**

10

BHP Billiton Results for the half year ended 31 December 2014
Repeal of Minerals Resource Rent Tax legislation
On 2 September 2014, legislation to repeal the Minerals Resource Rent Tax (MRRT) in Australia received the support of both Houses of Parliament and took effect on 30 September 2014. As a result, the Group derecognised an MRRT deferred tax asset of US$809 million (after tax consequences) and a corresponding taxation charge of US$809 million was recognised in the December 2014 half year.
Impairment of Nickel West assets
On 12 November 2014, the Group announced that the review of its Nickel West business was complete and the preferred option, the sale of the business, was not achieved on an acceptable basis. As a result of operational decisions made subsequent to the conclusion of this process, an impairment charge of US$290 million (after tax benefit) was recognised in the December 2014 half year.
Cash flows
Free cash flow, comprising net operating cash flows less net investing cash flows, increased by US$709 million to US$4.1 billion during the period.
Net operating cash flows after interest and tax decreased by 12 per cent to US$10.4 billion for the period. The major contributor was the US$1.5 billion decrease in cash generated from operations (after changes in working capital balances).
Net investing cash outflows decreased by US$2.1 billion to US$6.3 billion for the period and reflected a US$1.9 billion reduction in capital and exploration expenditure. Expenditure on major projects totalled US$5.2 billion, including US$2.5 billion on Petroleum projects and US$2.7 billion on Minerals projects. Sustaining capital expenditure and other items totalled US$1.6 billion. Exploration expenditure was US$422 million, including US$359 million classified within net operating cash flows.
Net financing cash flows changed from a net inflow of US$1.8 billion to a net outflow of US$6.8 billion primarily due to a decrease in proceeds from borrowings of US$5.2 billion. An increase in repayments of interest bearing liabilities of US$1.7 billion and a decrease in contributions from non-controlling interests of US$1.3 billion also contributed to the change during the period.
Net debt, comprising interest bearing liabilities less cash, finished the period at US$24.9 billion, a decrease of US$847 million compared to the net debt position at 30 June 2014.
Dividend
BHP Billiton has a progressive dividend policy. The aim of this policy is to at least maintain or steadily increase our base dividend in US dollars terms at each half-yearly payment. Our Board today determined to pay an interim dividend of 62 US cents per share. We will seek to steadily increase or at least maintain the dividend per share in US dollar terms at each half-yearly payment following the proposed demerger, implying a higher payout ratio.
The interim dividend to be paid by BHP Billiton Limited will be fully franked for Australian taxation purposes. Dividends for the BHP Billiton Group are determined in US dollars. However, BHP Billiton Limited dividends are mainly paid in Australian dollars, and BHP Billiton Plc dividends are mainly paid in pounds sterling and South African rand to shareholders on the UK section and the South African section of the register, respectively. Currency conversions will be based on the foreign currency exchange rates on the Record Date, except for the conversion into South African rand, which will take place on the last day to trade (cum dividend) on JSE Limited, being 6 March 2015. Please note that all currency conversion elections must be registered by the Record Date, being 13 March 2015. Any currency conversion elections made after this date will not apply to this interim dividend.

News Release

The timetable in respect of this dividend will be:

Last day to trade cum dividend on JSE Limited (JSE) and currency conversion into rand	6 March 2015
Ex-dividend Date JSE	9 March 2015
Ex-dividend Date Australian Securities Exchange (ASX) and New York Stock Exchange (NYSE)	11 March 2015
Ex-dividend Date London Stock Exchange (LSE)	12 March 2015
Record Date (including currency conversion and currency election dates for Australian and London stock exchanges)	13 March 2015
Payment Date	31 March 2015

American Depositary Shares (ADSs) each represent two fully paid ordinary shares and receive dividends accordingly.

BHP Billiton Plc shareholders registered on the South African section of the register will not be able to dematerialise or rematerialise their shareholdings between the dates of 9 and 13 March 2015 (inclusive), nor will transfers between the UK register and the South African register be permitted between the dates of 6 and 13 March 2015 (inclusive).

Details of the currency exchange rates applicable for the dividend will be announced to the relevant stock exchanges following conversion and will appear on the Group's website.

Debt management and liquidity

In August 2014, the Group redeemed all outstanding Petrohawk Energy Corporation 7.25 per cent Senior Notes due August 2018 and 6.25 per cent Senior Notes due June 2019 at the applicable call prices. The aggregate principal value of the notes redeemed was approximately US$1.8 billion.

The Group has a US$6.0 billion commercial paper program backed by a US$6.0 billion revolving credit facility. The facility has a five year maturity and expiry date in May 2019 with two one-year extension options. As at 31 December 2014, the Group had US$240 million outstanding in the US commercial paper market and the Group's cash and cash equivalents on hand were US$6.1 billion.

Corporate governance

As announced on 19 August 2014, David Crawford retired as an independent, Non-executive Director on 20 November 2014.

On 12 December 2014, we announced the appointment of Ms Carolyn Hewson as Chairman of the Remuneration Committee. The current members of the Board's committees are:

Risk and Audit Committee	Nomination and Governance Committee	Remuneration Committee	Sustainability Committee
Mr L Maxsted (Chair)	Mr J Nasser (Chair)	Ms C Hewson (Chair)	Dr J Schubert (Chair)
Mr M Broomhead	Sir J Buchanan	Sir J Buchanan	Mr M Broomhead
Mr W Murdy	Dr J Schubert	Mr C Cordeiro	Mr M Brinded
Baroness S Vadera		Mr P Davies	Mr P Davies
		Baroness S Vadera	Mr K Rumble

On 1 January 2015 the Finance Committee was dissolved and the responsibilities of the former Finance Committee have been assumed by the Risk and Audit Committee or the Board.

12

BHP Billiton Results for the half year ended 31 December 2014

Business summary[(i)]

A summary of the performance of the Businesses for the December 2014 and December 2013 half years is presented below.

Half year ended 31 December 2014 US$ million	Revenue[(ii)]	Underlying EBIT[(iii)]	Exceptional items	Profit from operations (EBIT)	Net operating assets	Capital expenditure[(iv)]	Exploration gross[(v)]	Exploration to profit[(vi)]
Petroleum and Potash	6,936	2,144	–	2,144	38,989	2,825	269	257
Copper	6,267	2,208	–	2,208	23,227	1,911	44	44
Iron Ore	8,418	4,200	–	4,200	24,433	1,104	71	16
Coal	4,297	178	–	178	14,784	715	14	14
Aluminium, Manganese and Nickel	4,193	716	(409)	307	8,931	214	24	20
Group and unallocated items[(vii)]	27	(220)	–	(220)	702	3	–	–
Inter-segment adjustment	(238)	–	–	–	–	–	–	–
BHP Billiton Group	**29,900**	**9,226**	**(409)**	**8,817**	**111,066**	**6,772**	**422**	**351**

Half year ended 31 December 2013 US$ million	Revenue[(ii)]	Underlying EBIT[(iii)]	Exceptional items	Profit from operations (EBIT)	Net operating assets	Capital expenditure[(iv)]	Exploration gross[(v)]	Exploration to profit[(vi)]
Petroleum and Potash	7,071	2,506	–	2,506	39,111	3,349	308	268
Copper	7,090	2,889	551	3,440	21,780	1,870	72	72
Iron Ore	10,992	6,499	–	6,499	23,446	1,711	78	57
Coal	4,745	510	–	510	14,420	1,407	18	18
Aluminium, Manganese and Nickel	4,160	148	–	148	9,239	250	28	25
Group and unallocated items[(vii)]	54	(170)	–	(170)	639	18	–	–
Inter-segment adjustment	(164)	–	–	–	–	–	–	–
BHP Billiton Group	**33,948**	**12,382**	**551**	**12,933**	**108,635**	**8,605**	**504**	**440**

(i) Group and business level information is reported on a statutory basis which, in relation to Underlying EBIT, includes net finance costs and taxation expense related to equity accounted investments.

(ii) Revenue is based on Group realised prices and includes third party products. Sale of third party products by the Group contributed revenue of US$1,034 million and Underlying EBIT of US$31 million (2013: US$1,739 million and US$85 million).

(iii) Underlying EBIT is earnings before net finance costs, taxation expense and any exceptional items. Underlying EBIT includes the Group's share of net finance costs and taxation expense of US$269 million related to equity accounted investments (2013: net finance costs and taxation expense of US$367 million).

(iv) Capital expenditure is presented on a cash basis and excludes capitalised interest and capitalised exploration. Comparative period capital expenditure was previously reported on an accruals basis and has been restated on a cash basis.

(v) Includes US$63 million capitalised exploration (2013: US$162 million).

(vi) Includes a net reversal of US$8 million exploration expenditure previously capitalised, written off as impaired (included in depreciation and amortisation) (2013: US$98 million exploration expenditure previously capitalised, written off as impaired).

(vii) Includes Group Functions, unallocated operations, consolidation adjustments and external sales of freight and fuel to third parties.

13

News Release

Petroleum and Potash

Total petroleum production increased by nine per cent in the December 2014 half year to a record 131.0 MMboe. A 24 per cent increase in liquids production to 62.1 MMboe was supported by a 71 per cent increase in Onshore US liquids volumes and strong performance at both Pyrenees and Atlantis. Natural gas production declined by two per cent to 413 bcf as improved uptime at North West Shelf and Macedon was offset by lower seasonal demand at Bass Strait and the divestment of Liverpool Bay which was completed in the 2014 financial year.

Total petroleum production guidance for the 2015 financial year remains unchanged at 255 MMboe.

Underlying EBIT for Petroleum decreased by US$390 million to US$2.2 billion in the December 2014 half year. Strong volume growth increased Underlying EBIT by US$601 million, although this was offset by lower average realised petroleum prices which reduced Underlying EBIT by US$754 million, net of price-linked costs. Impairment charges (non-cash) associated with the divestment of conventional petroleum assets in North Louisiana and unconventional gas assets in the Pecos field in the Permian reduced Underlying EBIT by US$328 million.

Petroleum capital expenditure declined by 14 per cent to US$2.6 billion in the December 2014 half year and included US$1.9 billion of Onshore US drilling and development expenditure. We continue to realise significant improvements in shale drilling and completions efficiency as drilling costs in the Black Hawk declined by 17 per cent to US$3.7 million per well during the period and spud to sales timing improved by 11 per cent. In addition to improved capital efficiency, we achieved an eight per cent reduction in unit cash costs at Onshore US. In our Conventional business, we remain focused on high-return infill drilling opportunities in the Gulf of Mexico and life extension projects at Bass Strait and North West Shelf.

Onshore US unit costs (US$ million)	H1 FY15	H1 FY14	FY14
Revenue	2,380	1,827	4,264
Underlying EBITDA	1,385	856	2,270
Cash costs (gross)	995	971	1,994
Less: freight	307	355	666
Cash costs (net)	688	616	1,328
Production (MMboe)(i)	61.7	50.9	108.2
Cash cost per boe (US$)	**11.15**	**12.10**	**12.27**

(i) Production volumes are reported net of royalties and are closely aligned with sales volumes.

In response to weaker prices, the Company will reduce its Onshore US operated rig count from 26 at period end to 16 by the end of the 2015 financial year. The majority of the revised drilling program will be focused on our liquids-rich Black Hawk acreage with activity in the Permian and Hawkville limited to the retention of core acreage. The Company's dry gas development program will be reduced to one operated rig in the Haynesville, with a focus on continued drilling and completions optimisation ahead of full field development.

The reduction in drilling activity will not impact 2015 financial year production guidance and we remain confident that shale liquids volumes will rise by approximately 50 per cent in the period. As a result of the reduction in drilling activity, we now expect Onshore US drilling and development expenditure of approximately US$3.4 billion for the 2015 financial year, 15 per cent below original guidance of US$4 billion. A further reduction to approximately US$2.2 billion is expected in the 2016 financial year. We continue to monitor market conditions and will exercise the flexibility within our shale portfolio to maximise value.

We have concluded the marketing of our Fayetteville acreage and have decided to retain it within our portfolio to maximise value. The longer-term development of the Fayetteville remains an attractive option and with the majority of our acreage held by production, we will continue to defer investment for value, consistent with our long-term outlook for gas prices.

On 16 February 2015, BHP Billiton signed an agreement with Tri-Resources, a subsidiary of the Hashoo Group, for the sale of our gas business in Pakistan. The transaction is subject to regulatory approval.

14

BHP Billiton Results for the half year ended 31 December 2014

December 2014 half year (December 2013 half year)		Liquids focused areas Eagle Ford	Permian	Gas focused areas Haynesville	Fayetteville(i)	Total
Capital expenditure(ii)	US$ billion	1.2 (1.6)	0.4 (0.2)	0.2 (0.2)	0.1 (0.1)	1.9 (2.1)
Rig allocation	At period end	18 (18)	5 (2)	3 (5)	0 (0)	26 (25)
Net wells drilled and completed(iii)	Period total	85 (154)	18 (18)	13 (17)	27 (49)	143 (238)
Net productive wells	At period end	732 (544)	49(iv) (46)	406(iv) (879)	1,049 (1,000)	2,236 (2,469)

(i) Fayetteville net wells drilled and completed and net productive wells restated post period end.

(ii) Includes land acquisition, site preparation, drilling, completions, well site facilities, mid-stream infrastructure and pipelines.

(iii) The number of wells drilled and completed can vary significantly from period to period based on changes in rig activity and the inventory of wells drilled but not yet completed at period end.

(iv) Change in productive well count includes reduction associated with North Louisiana acreage and Pecos acreage divestments.

Petroleum exploration expenditure for the December 2014 half year was US$268 million, of which US$244 million was expensed. Total petroleum exploration expenditure for the 2015 financial year is now forecast to be US$600 million, a 20 per cent reduction from original guidance. The program will remain focused on the Gulf of Mexico, Western Australia and Trinidad and Tobago.

The seismic acquisition program in Trinidad and Tobago was successfully completed for the seven deep water blocks accessed between 2012 and 2014[9]. The acquisition for the two blocks awarded in the 2014 deep water bid round is progressing on schedule[10].

Potash recorded an Underlying EBIT loss of US$112 million which was largely unchanged from the prior period.

On 20 August 2013, BHP Billiton announced an investment of US$2.6 billion to finish the excavation and lining of the Jansen Potash project production and service shafts, and to continue the installation of essential surface infrastructure and utilities. The overall project was 39 per cent complete and within the approved budget at the end of the period.

With our investment premised on the attractive longer-term market fundamentals for potash, we will continue to review the appropriate pace and level of development activity and capital expenditure for the project.

15

News Release

Financial information for the Petroleum and Potash Business for the December 2014 and December 2013 half years is presented below.

Half year ended 31 December 2014 US$ million	Revenue[(i)]	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross[(ii)]	Exploration to profit[(iii)]
Bass Strait	860	719	72	647	3,040	191		
North West Shelf	1,157	860	101	759	1,892	71		
Atlantis	701	641	192	449	2,196	174		
Shenzi	611	555	147	408	1,435	97		
Mad Dog	105	51	15	36	578	48		
Onshore US[(iv)]	2,380	1,385	1,747	(362)	26,329	1,923		
Algeria	203	171	19	152	106	11		
UK	21	14	32	(18)	(89)	–		
Exploration	–	(244)	43	(287)	531	–		
Other[(v)]	862	699	246	453	1,466	89		
Total Petroleum	**6,900**	**4,851**	**2,614**	**2,237**	**37,484**	**2,604**	**268**	**256**
Potash	–	(109)	3	(112)	2,507	221	1	1
Other[(vi)]	–	19	–	19	(1,002)	–	–	–
Total Petroleum and Potash from Group production	**6,900**	**4,761**	**2,617**	**2,144**	**38,989**	**2,825**	**269**	**257**
Third party products	44	–	–	–	–	–		
Total Petroleum and Potash	**6,944**	**4,761**	**2,617**	**2,144**	**38,989**	**2,825**	**269**	**257**
Statutory adjustments[(vii)]	(8)	(2)	(2)	–	–	–	–	–
Total Petroleum and Potash statutory result	**6,936**	**4,759**	**2,615**	**2,144**	**38,989**	**2,825**	**269**	**257**

Half year ended 31 December 2013 US$ million	Revenue[(i)]	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross[(ii)]	Exploration to profit[(iii)]
Bass Strait	948	779	65	714	2,912	142		
North West Shelf	1,230	871	80	791	1,834	86		
Atlantis	718	663	155	508	2,339	273		
Shenzi	695	634	114	520	1,504	110		
Mad Dog	126	114	8	106	486	35		
Onshore US	1,827	856	1,154	(298)	26,247	2,143		
Algeria	249	218	16	202	86	14		
UK[(viii)]	82	(68)	32	(100)	(47)	6		
Exploration	–	(147)	125	(272)	491	–		
Other[(v)]	916	684	234	450	1,939	235		
Total Petroleum	**6,791**	**4,604**	**1,983**	**2,621**	**37,791**	**3,044**	**285**	**245**
Potash	–	(110)	3	(113)	2,007	305	23	23
Other[(vi)]	6	(8)	–	(8)	(687)	–	–	–
Total Petroleum and Potash from Group production	**6,797**	**4,486**	**1,986**	**2,500**	**39,111**	**3,349**	**308**	**268**
Third party products	281	6	–	6	–	–		
Total Petroleum and Potash	**7,078**	**4,492**	**1,986**	**2,506**	**39,111**	**3,349**	**308**	**268**
Statutory adjustments[(vii)]	(7)	(2)	(2)	–	–	–	–	–
Total Petroleum and Potash statutory result	**7,071**	**4,490**	**1,984**	**2,506**	**39,111**	**3,349**	**308**	**268**

(i) Petroleum revenue from Group production includes: crude oil US$4,001 million (2013: US$4,076 million), natural gas US$1,439 million (2013: US$1,380 million), LNG US$833 million (2013: US$803 million), NGL US$429 million (2013: US$420 million) and other US$190 million (2013: US$105 million).

(ii) Includes US$24 million of capitalised exploration (2013: US$138 million).

(iii) Includes US$12 million of exploration expenditure previously capitalised, written off as impaired (included in D&A) (2013: US$98 million).

(iv) Includes US$328 million of impairments as a result of the divestment of assets in North Louisiana and the Pecos field in the Permian.

(v) Includes Macedon, Pyrenees, Stybarrow, Neptune, Minerva, Angostura, Genesis, Pakistan, divisional activities and business development. Also includes the Caesar oil pipeline and the Cleopatra gas pipeline which are equity accounted investments and are reported on a proportionate consolidation basis (with the exception of net operating assets).

(vi) Includes closed mining and smelting operations in Canada and the United States.

(vii) Includes statutory adjustments for the Caesar oil pipeline and the Cleopatra gas pipeline to reconcile the proportionately consolidated business total to the statutory result.

(viii) Includes an expense of US$115 million incurred in November 2013 related to the closure of the UK pension plan. Also includes Liverpool Bay which was divested in March 2014.

16

BHP Billiton Results for the half year ended 31 December 2014

Copper

Total copper production[11] decreased by two per cent in the December 2014 half year to 813 kt. Escondida copper production decreased by two per cent to 553 kt as strong operating performance was offset by the impact of water restrictions, two days of industrial action and a power outage throughout Northern Chile. Pampa Norte production increased by 22 per cent to 125 kt as Spence benefited from higher grades and recoveries while Olympic Dam copper production increased by four per cent to 82 kt. Antamina copper production declined by 37 per cent to 53 kt as lower grades more than offset record mill throughput for the period, consistent with the mine plan.

BHP Billiton total copper production guidance for the 2015 financial year is under review following an electrical failure which caused a mill outage at Olympic Dam in February 2015. The mill is expected to be offline for approximately six months with an associated reduction in copper production of between 60 to 70 kt. An update will be provided in the March 2015 Operational Review. Escondida remains on track to deliver 1.27 Mt of copper production in the 2015 financial year.

Underlying EBIT for the December 2014 half year declined by US$681 million to US$2.2 billion. Lower average realised prices decreased Underlying EBIT by US$763 million, net of price-linked costs. In contrast, productivity-led cost efficiencies increased Underlying EBIT by US$677 million. In this context, Escondida unit cash costs declined by 13 per cent as the operation benefited from significant productivity improvements, which included a 14 per cent increase in truck utilisation.

Escondida unit costs (US$ million)	H1 FY15	H1 FY14	FY14
Revenue	3,720	4,277	8,085
Underlying EBITDA	2,127	2,562	4,754
Cash costs (gross)	1,593	1,715	3,331
Less: freight	61	70	139
Less: treatment and refining charges	211	156	341
Cash costs (net)[(i)]	1,321	1,489	2,851
Sales (kt, equity share)[(ii)]	563	553	1,116
Sales (Mlb, equity share)[(ii)]	1,241	1,219	2,460
Cash cost per pound (US$)	**1.06**	**1.22**	**1.16**

(i) Royalties are reported within taxation expense.

(ii) Sales volumes adjusted to exclude intercompany sales and purchases.

An increase in non-cash charges reduced Underlying EBIT by US$442 million and reflected a lower capitalisation rate for deferred stripping at Escondida and Pampa Norte, consistent with mine plans. Lower volumes and average realised prices at Antamina contributed to a reduction in our share of profit after tax from equity accounted investments which reduced Underlying EBIT by a further US$170 million.

The Escondida Oxide Leach Area Project was successfully completed during the December 2014 half year on revised schedule and budget. The Escondida Organic Growth Project 1 (OGP1) remains on schedule to commence first production in the first half of the 2015 calendar year and will create 152 kt per day of valuable copper concentrator capacity. Following the commissioning of OGP1, we have the option to extend the life of the Los Colorados concentrator enabling the utilisation of three concentrators. The Escondida Water Supply project, which is on schedule for commissioning in the 2017 calendar year, is a critical component of our three concentrator strategy as we balance increasing water requirements with our commitment to ensure sustainable use of aquifers.

17

News Release

Financial information for the Copper Business for the December 2014 and December 2013 half years is presented below.

Half year ended 31 December 2014 US$ million	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Escondida(i)	3,720	2,127	418	1,709	12,862	1,671		
Pampa Norte(ii)	794	447	222	225	2,400	95		
Antamina(iii)	467	250	52	198	1,391	101		
Cannington	486	191	29	162	192	14		
Olympic Dam	797	138	132	6	6,408	131		
Other(iii) (iv)	–	(58)	4	(62)	(26)	–		
Total Copper from Group production	**6,264**	**3,095**	**857**	**2,238**	**23,227**	**2,012**		
Third party products	470	11	–	11	–	–		
Total Copper	**6,734**	**3,106**	**857**	**2,249**	**23,227**	**2,012**	**45**	**45**
Statutory adjustments(v)	(467)	(94)	(53)	(41)	–	(101)	(1)	(1)
Total Copper statutory result	**6,267**	**3,012**	**804**	**2,208**	**23,227**	**1,911**	**44**	**44**

Half year ended 31 December 2013 US$ million	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Escondida(i)	4,277	2,562	322	2,240	11,021	1,560		
Pampa Norte(ii)	835	333	179	154	2,651	199		
Antamina(iii)	774	535	44	491	1,412	148		
Cannington	605	277	21	256	244	32		
Olympic Dam	758	108	130	(22)	6,499	71		
Other(iii) (iv)	74	(49)	3	(52)	(47)	8		
Total Copper from Group production	**7,323**	**3,766**	**699**	**3,067**	**21,780**	**2,018**		
Third party products	541	3	–	3	–	–		
Total Copper	**7,864**	**3,769**	**699**	**3,070**	**21,780**	**2,018**	**74**	**74**
Statutory adjustments(v)	(774)	(225)	(44)	(181)	–	(148)	(2)	(2)
Total Copper statutory result	**7,090**	**3,544**	**655**	**2,889**	**21,780**	**1,870**	**72**	**72**

(i) Escondida is consolidated under IFRS 10 and reported on a 100 per cent basis.

(ii) Includes Spence and Cerro Colorado.

(iii) Antamina and Resolution are equity accounted investments and are reported on a proportionate consolidation basis (with the exception of net operating assets).

(iv) Predominantly comprises divisional activities, greenfield exploration, business development and ceased and sold operations. Includes Pinto Valley and Resolution. Pinto Valley was sold effective 11 October 2013.

(v) Includes statutory adjustments for Antamina and Resolution to reconcile the proportionately consolidated business total to the statutory result. Statutory Underlying EBIT includes net finance costs and taxation expense of US$41 million (2013: net finance costs and taxation expense of US$181 million).

18

BHP Billiton Results for the half year ended 31 December 2014

Iron Ore

Iron ore production increased by 16 per cent in the December 2014 half year to a record 113 Mt. Western Australia Iron Ore (WAIO) production increased by 15 per cent to a record 124 Mt (100 per cent basis) as the ramp-up of Jimblebar continued and we improved the availability, utilisation and rate of our integrated supply chain. WAIO also achieved record sales volumes of 126 Mt (100 per cent basis) as our strategy of increasing the percentage of direct to ship ore unlocks further port capacity. Samarco production increased by 29 per cent to a record 14 Mt (100 per cent basis) as the ramp-up of the fourth pellet plant continues to plan.

Total iron ore production guidance for the 2015 financial year remains unchanged at 225 Mt. Our WAIO business continues to perform strongly and we have maintained production guidance of 245 Mt (100 per cent basis) for the 2015 financial year.

Underlying EBIT for the December 2014 half year decreased by US$2.3 billion to US$4.2 billion. Lower average realised prices reduced Underlying EBIT by US$4.3 billion, net of price-linked costs. In contrast, record sales volumes and a substantial reduction in controllable cash costs increased Underlying EBIT by US$1.2 billion and US$727 million, respectively. In this context, WAIO reduced its unit cash costs by 29 per cent to US$20.35 per tonne as the operation benefited from economies of scale, a reduction in overhead, contractor, labour and maintenance costs and a stronger US dollar. As a result of these substantial gains, WAIO is well placed to achieve its targeted reduction in unit costs to below US$20 per tonne(12) ahead of schedule.

WAIO unit costs (US$ million)	H1 FY15	H1 FY14	FY14
Revenue	8,193	10,786	20,883
Underlying EBITDA	4,778	6,787	12,966
Cash costs (gross)	3,415	3,999	7,917
Less: freight	658	625	1,274
Less: royalties	554	744	1,497
Cash costs (net)	2,203	2,630	5,146
Sales (kt, equity share)	108,245	91,327	190,843
Cash cost per tonne (US$)	**20.35**	**28.80**	**26.96**

The tie-in of shiploader 2 at WAIO was successfully completed in January 2015. There are currently no major projects in execution at WAIO and further growth in supply chain capacity to 270 Mtpa (100 per cent basis) is expected to be achieved without the need for additional fixed plant investment. Beyond that, the Inner Harbour Debottlenecking and Jimblebar Phase 2 projects(13) have the potential to increase total capacity to 290 Mtpa (100 per cent basis) by the end of the 2017 financial year at very low capital cost.

19

News Release

Financial information for the Iron Ore Business for the December 2014 and December 2013 half years is presented below.

Half year ended 31 December 2014 US$ million	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Western Australia Iron Ore	8,193	4,778	791	3,987	23,289	1,090		
Samarco[i]	828	420	54	366	1,036	165		
Other[ii]	73	4	1	3	108	14		
Total Iron Ore from Group production	**9,094**	**5,202**	**846**	**4,356**	**24,433**	**1,269**		
Third party products[iii]	152	(5)	–	(5)	–	–		
Total Iron Ore	**9,246**	**5,197**	**846**	**4,351**	**24,433**	**1,269**	**71**	**16**
Statutory adjustments[iv]	(828)	(205)	(54)	(151)	–	(165)	–	–
Total Iron Ore statutory result	**8,418**	**4,992**	**792**	**4,200**	**24,433**	**1,104**	**71**	**16**

Half year ended 31 December 2013 US$ million	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Western Australia Iron Ore[v]	10,786	6,787	585	6,202	22,350	1,711		
Samarco[i]	845	458	32	426	901	287		
Other[ii] [v]	63	(22)	1	(23)	195	–		
Total Iron Ore from Group production	**11,694**	**7,223**	**618**	**6,605**	**23,446**	**1,998**		
Third party products[iii]	143	39	–	39	–	–		
Total Iron Ore	**11,837**	**7,262**	**618**	**6,644**	**23,446**	**1,998**	**78**	**57**
Statutory adjustments[iv]	(845)	(177)	(32)	(145)	–	(287)	–	–
Total Iron Ore statutory result	**10,992**	**7,085**	**586**	**6,499**	**23,446**	**1,711**	**78**	**57**

(i) Samarco is an equity accounted investment and is reported on a proportionate consolidation basis (with the exception of net operating assets).

(ii) Predominantly comprises divisional activities, towage services, business development and ceased operations.

(iii) Includes inter-segment and external sales of contracted gas purchases.

(iv) Includes statutory adjustments for Samarco to reconcile the proportionately consolidated business total to the statutory result. Statutory Underlying EBIT includes net finance costs and taxation expense of US$151 million (2013: net finance costs and taxation expense of US$145 million).

(v) Comparative period has been restated to reallocate towage services from West Australia Iron Ore to Other.

20

BHP Billiton Results for the half year ended 31 December 2014

Coal

Metallurgical coal production increased by 21 per cent in the December 2014 half year to a record 26 Mt. Queensland Coal delivered record production and sales volumes primarily as a result of increased equipment utilisation and the successful ramp-up of the Caval Ridge mine. Illawarra Coal also achieved record production of 4.7 Mt in the December 2014 half year as maintenance efficiencies supported higher equipment utilisation rates.

Energy coal production decreased by three per cent in the December 2014 half year to 36 Mt. As anticipated, drought conditions constrained production volumes at Cerrejón given the need to manage dust emissions, while Navajo Coal production declined following lower customer demand arising from the closure of three of the five power units at the Four Corners Power Plant. New South Wales Energy Coal production also declined as a result of processing lower-yield coal during the period and an additional planned wash-plant outage. At South Africa Energy Coal, higher wash-plant utilisation contributed to a 10 per cent increase from the December 2013 half year which was affected by industrial action.

Metallurgical coal production guidance for the 2015 financial year remains unchanged at 47 Mt ahead of the wet season and planned longwall moves at the Crinum, Dendrobium and West Cliff underground mines. Energy coal production guidance for the 2015 financial year remains unchanged at 73 Mt.

Underlying EBIT for the December 2014 half year declined by US$332 million to US$178 million. Lower average realised prices reduced Underlying EBIT by US$715 million, net of price-linked costs, although this was partially offset by a stronger US dollar which increased Underlying EBIT by US$156 million.

A reduction in controllable cash costs increased Underlying EBIT by US$252 million during the period. At Queensland Coal, unit cash costs declined by 15 per cent to US$70.75 per tonne as the operation benefited from increased equipment and wash-plant utilisation rates and a continued focus on labour, contractor and maintenance productivity.

Queensland Coal unit costs (US$ million)	H1 FY15	H1 FY14	FY14
Revenue	2,251	2,397	4,666
Underlying EBITDA	478	614	949
Cash costs (gross)	1,773	1,783	3,717
Less: freight	111	121	237
Less: royalties	146	173	331
Cash costs (net)	1,516	1,489	3,149
Sales (kt, equity share)	21,428	17,973	37,461
Cash cost per tonne (US$)	**70.75**	**82.85**	**84.06**

On 12 January 2015, the BMA Hay Point Stage Three Expansion project loaded first coal on revised schedule and budget. The Appin Area 9 project remains on schedule and budget.

21

News Release

Financial information for the Coal Business for the December 2014 and December 2013 half years is presented below.

Half year ended 31 December 2014 US$ million	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Queensland Coal	2,251	478	331	147	9,450	369		
Illawarra[i]	425	132	101	31	1,534	180		
Energy Coal South Africa[i]	683	93	94	(1)	1,014	58		
New Mexico	298	86	23	63	250	13		
New South Wales Energy Coal[i]	640	136	78	58	1,419	108		
Colombia[i]	383	121	56	65	938	54		
Other[ii]	–	(64)	1	(65)	174	8		
Total Coal from Group production	**4,680**	**982**	**684**	**298**	**14,779**	**790**		
Third party products	69	8	–	8	5	–		
Total Coal	**4,749**	**990**	**684**	**306**	**14,784**	**790**	**14**	**14**
Statutory adjustments[iii]	(452)	(201)	(73)	(128)	–	(75)	–	–
Total Coal statutory result	**4,297**	**789**	**611**	**178**	**14,784**	**715**	**14**	**14**

Half year ended 31 December 2013 US$ million	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Queensland Coal	2,397	614	242	372	9,025	1,073		
Illawarra[i]	410	68	78	(10)	1,313	171		
Energy Coal South Africa[i]	639	65	98	(33)	1,313	29		
New Mexico	278	52	23	29	132	15		
New South Wales Energy Coal[i]	704	223	72	151	1,446	108		
Colombia[i]	443	171	42	129	1,015	88		
Other[ii]	–	(67)	–	(67)	147	30		
Total Coal from Group production	**4,871**	**1,126**	**555**	**571**	**14,391**	**1,514**		
Third party products	317	22	–	22	29	–		
Total Coal	**5,188**	**1,148**	**555**	**593**	**14,420**	**1,514**	**19**	**19**
Statutory adjustments[iii]	(443)	(139)	(56)	(83)	–	(107)	(1)	(1)
Total Coal statutory result	**4,745**	**1,009**	**499**	**510**	**14,420**	**1,407**	**18**	**18**

(i) Cerrejón, Newcastle Coal Infrastructure Group, Port Kembla Coal Terminal and Richards Bay Coal Terminal are equity accounted investments and are reported on a proportionate consolidation basis (with the exception of net operating assets).

(ii) Predominantly comprises divisional activities and greenfield projects.

(iii) Includes statutory adjustments for Cerrejón, Newcastle Coal Infrastructure Group, Port Kembla Coal Terminal and Richards Bay Coal Terminal to reconcile the proportionately consolidated business total to the statutory result. Statutory Underlying EBIT includes net finance income and taxation expense of US$77 million (2013: net finance income and taxation expense of US$41 million).

22

BHP Billiton Results for the half year ended 31 December 2014
Aluminium, Manganese and Nickel
Alumina production was broadly unchanged in the December 2014 half year at 2.6 Mt and included record production at the Alumar refinery. Worsley achieved record production in the December 2014 quarter as it recovered from a series of calciner outages in the prior period. Aluminium production decreased by 16 per cent in the December 2014 half year to 517 kt as the suspension of smelter capacity at Alumar and cessation of smelting activities at Bayside during the 2014 financial year more than offset record production at Mozal.
Manganese ore production increased by seven per cent in the December 2014 half year to a record 4.6 Mt as an improvement in ore recovery at Mamatwan and an increase in plant availability at Wessels underpinned record production at Hotazel. Manganese alloy production increased by 23 per cent in the December 2014 half year, supported by increased smelter stability and availability at both TEMCO and Metalloys.
Nickel production declined by 11 per cent in the December 2014 half year to 70 kt. Lower volumes reflected the closure of the Perseverance underground mine at Nickel West in November 2013 and lower grades and recoveries at Cerro Matoso. Nickel West and Cerro Matoso production guidance for the 2015 financial year remains unchanged at 95 kt and 43 kt, respectively. Approximately 55 per cent of Nickel West production is expected to be sourced from third party feed.
Underlying EBIT for the December 2014 half year increased by US$568 million to US$716 million. Higher average realised prices for alumina, aluminium and nickel, net of price-linked costs, and a stronger US dollar increased Underlying EBIT by US$368 million and US$170 million, respectively. A reduction in controllable cash costs increased Underlying EBIT by a further US$51 million and reflected a continued focus on labour and contractor productivity.
On 12 November 2014, the Group announced that the review of its Nickel West business was complete and the preferred option, the sale of the business, was not achieved on an acceptable basis. As a result of operational decisions made subsequent to the conclusion of this process, an impairment charge of US$290 million (after tax benefit) was recognised in the December 2014 half year as an exceptional item. At this time, Nickel West remains in the BHP Billiton portfolio and the Company continues to operate the business to maximise production, reduce operating costs and increase free cash flow.
In contemplation of the proposed demerger, BHP Billiton and Anglo American agreed to make certain changes to the agreement which governs their interests in the Manganese business. Subject to obtaining the required approvals for the agreement, the changes will result in BHP Billiton and Anglo American agreeing to share joint control of the Manganese business. BHP Billiton will discontinue consolidation of the Manganese business and account for its 60 per cent interest as an equity accounted joint venture. BHP Billiton will therefore derecognise the existing carrying amounts of all assets, liabilities and the non-controlling interest in the Manganese business attributed to Anglo American and initially record its retained 60 per cent interest at fair value. The remeasurement at fair value will give rise to an estimated gain of approximately US$2 billion. There are no tax consequences arising from the remeasurement of the Manganese business.

News Release

Financial information for the Aluminium, Manganese and Nickel Business for the December 2014 and December 2013 half years is presented below.

Half year ended 31 December 2014 US$ million	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Alumina	860	227	106	121	4,187	30		
Aluminium	1,222	384	61	323	2,037	17		
Intra-divisional adjustment	(332)	–	–	–	–	–		
	1,750	611	167	444	6,224	47		
Manganese	952	294	89	205	1,693	94		
Nickel West	792	71	65	6	80	55		
Cerro Matoso	340	113	27	86	854	18		
Other[(i)]	–	(40)	2	(42)	80	–		
Total Aluminium, Manganese and Nickel from Group production	**3,834**	**1,049**	**350**	**699**	**8,931**	**214**		
Third party products	359	17	–	17	–	–		
Total Aluminium, Manganese and Nickel	**4,193**	**1,066**	**350**	**716**	**8,931**	**214**	**24**	**20**

Half year ended 31 December 2013 US$ million	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Alumina	699	133	95	38	3,578	22		
Aluminium	1,219	101	62	39	2,364	16		
Intra-divisional adjustment	(342)	–	–	–	–	–		
	1,576	234	157	77	5,942	38		
Manganese	1,027	302	66	236	1,686	90		
Nickel West	761	(94)	57	(151)	598	88		
Cerro Matoso	315	43	42	1	937	34		
Other[(i)]	–	(29)	1	(30)	76	–		
Total Aluminium, Manganese and Nickel from Group production	**3,679**	**456**	**323**	**133**	**9,239**	**250**		
Third party products	481	15	–	15	–	–		
Total Aluminium, Manganese and Nickel	**4,160**	**471**	**323**	**148**	**9,239**	**250**	**28**	**25**

(i) Predominantly comprises divisional activities and business development.

24

BHP Billiton Results for the half year ended 31 December 2014
The financial report on pages 29 to 51 has been prepared in accordance with IFRS. This news release including the financial report is unaudited. Variance analysis relates to the relative financial and/or production performance of BHP Billiton and/or its operations during the December 2014 half year compared with the December 2013 half year, unless otherwise noted.
The following abbreviations may have been used throughout this report: barrels (bbl); billion cubic feet (bcf); barrels of oil equivalent (boe); cost and freight (CFR); cost, insurance and freight (CIF), dry metric tonne unit (dmtu); free on board (FOB); grams per tonne (g/t); kilograms per tonne (kg/t); kilometre (km); metre (m); million barrels of oil equivalent (MMboe); thousand cubic feet equivalent (Mcfe); million cubic feet per day (MMcf/d); million pounds (Mlb; million tonnes (Mt); million tonnes per annum (Mtpa); ounces (oz); pounds (lb); thousand barrels of oil equivalent (Mboe); thousand ounces (koz); thousand standard cubic feet (Mscf); thousand tonnes (kt); thousand tonnes per annum (ktpa); thousand tonnes per day (ktpd); tonnes (t); and wet metric tonnes (wmt).
The following footnotes apply to this profit release:
(1) Underlying attributable profit, Underlying EBIT and Underlying EBITDA are used to reflect the underlying performance of BHP Billiton. Underlying attributable profit is Attributable profit excluding any exceptional items. Underlying EBIT is earnings before net finance costs, taxation and any exceptional items. Underlying EBITDA is Underlying EBIT before depreciation, impairments and amortisation of US$5,268 million for the half year ended 31 December 2014 and US$4,136 million for the half year ended 31 December 2013. We believe that Underlying attributable profit, Underlying EBIT and Underlying EBITDA provide useful information, but should not be considered as an indication of, or as an alternative to, Attributable profit as an indicator of actual operating performance or as an alternative to cash flow as a measure of liquidity.
Underlying EBIT includes net finance costs and taxation expense related to equity accounted investments of US$269 million (2013: US$367 million).
Underlying EBITDA includes depreciation, impairments and amortisation related to equity accounted investments of US$182 million (2013: US$134 million).
(2) Non-IFRS measures are defined as follows:
· Adjusted effective tax rate – comprises Total taxation expense excluding remeasurement of deferred tax assets associated with the
Minerals Resource Rent Tax (MRRT), exceptional items and exchange rate movements included in taxation expense divided by Profit before taxation and exceptional items.
·Free cash flow – comprises net operating cash flows less net investing cash flows. · Net debt – comprises Interest bearing liabilities less Cash and cash equivalents.
Net operating assets – represents operating assets net of operating liabilities including the carrying value of equity accounted investments and predominantly excludes cash balances, interest bearing liabilities and deferred tax balances. The carrying value of investments accounted for using the equity accounted method represents the balance of the Group’s investment in equity accounted investments, with no adjustment for any cash balances, interest bearing liabilities and deferred tax balances of the equity accounted investment.
Underlying attributable profit – comprises Profit after taxation attributable to members of BHP Billiton Group less exceptional items as described in note 3 to the financial report.
Underlying basic earnings per share – represents basic earnings per share excluding any exceptional items.
Underlying EBIT margin – comprises Underlying EBIT excluding third party product profit from operations, divided by revenue excluding third party product revenue.
Underlying EBITDA interest coverage – for the purpose of deriving interest coverage, net interest comprises Interest on bank loans and overdrafts, Interest on all other borrowings, Finance lease and hire purchase interest less Interest income.
Underlying EBITDA margin – comprises Underlying EBITDA excluding third party product EBITDA, divided by revenue excluding third party product revenue.
Underlying return on capital – represents net profit after tax, excluding exceptional items and net finance costs (after tax), divided by average capital employed. Capital employed is net assets before net debt.
(3) Represents productivity-led volume efficiencies, operating cash cost efficiencies and exploration and business development savings. Productivity-led volume efficiencies refer to volume increases, excluding volume increases from major capital projects, multiplied by the prior period EBIT margin. Operating cash cost efficiencies refer to the reduction in costs, excluding the impact of volume, price-linked costs, exchange rates, inflation, fuel and energy, non-cash costs, one-off items, ceased and sold operations and other items. Exploration and business development savings refers to the reduction in total exploration and business development costs including capitalised exploration.
(4) Represents planned annualised volume and cost productivity gains to be delivered from our core portfolio only, relative to the 2014 financial year. Core portfolio includes: Western Australia Iron Ore, Samarco, Queensland Coal, NSW Energy Coal, Cerrejón, Escondida, Olympic Dam, Pampa Norte, Antamina, Onshore US, Shenzi, Mad Dog, Atlantis, Angostura, North West Shelf, Bass Strait, Pyrenees, Macedon and the Jansen project.
(5) Represents the share of capital and exploration expenditure attributable to BHP Billiton shareholders on a cash basis. Includes BHP Billiton proportionate share of equity accounted investments; excludes capitalised deferred stripping and non-controlling interests.
Capitalised deferred stripping of US$1.0 billion to US$1.3 billion (BHP Billiton share) expected in the 2015 and 2016 financial years.
(6) Ungeared, post tax, nominal rate of return for our future investments; valuation date 1 January 2015.
(7) Underlying payout ratio – represents dividends and buy-backs, divided by Underlying attributable profit.
(8) Refers to copper equivalent production based on average realised prices for the 2013 financial year.
(9) 17,687 square kilometres 3D seismic acquisition completed over Trinidad and Tobago Blocks 5, 6, 14, 23a, 23b, 28 and 29.
(10) 3,528 square kilometres 3D seismic acquisition in progress over Trinidad and Tobago Blocks 3 and 7.
(11) Excludes Pinto Valley which was sold during the 2014 financial year.
(12) Unit cash cost target based on real 2014 terms, AUD:USD exchange rate of 0.91.
(13) Subject to Board approval.

News Release
Forward-looking statements
This release contains forward-looking statements, including statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments.
Forward-looking statements can be identified by the use of terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward-looking statements.
These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this release. Readers are cautioned not to put undue reliance on forward-looking statements.
For example, our future revenues from our operations, projects or mines described in this release will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations.
Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP Billiton’s filings with the U.S. Securities and Exchange Commission (the “SEC”) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov.
Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward-looking statements, whether as a result of new information or future events.
Non-IFRS financial information
BHP Billiton results are reported under International Financial Reporting Standards (IFRS) including Underlying EBIT and Underlying EBITDA which are used to measure segment performance. This release may also include certain non-IFRS measures including Adjusted effective tax rate, Free cash flow, Net debt, Net operating assets, Underlying attributable profit, Underlying basic earnings per share, Underlying EBIT margin, Underlying EBITDA interest coverage, Underlying EBITDA margin, and Underlying return on capital. These measures are used internally by management to assess the performance of our business, make decisions on the allocation of our resources and assess operational management. Non-IFRS measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of profitability, financial performance or liquidity.
No offer of securities
Nothing in this release should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities or securities in the new company (if the demerger is implemented) in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP Billiton.
Reliance on third party information
The views expressed in this release contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This release should not be relied upon as a recommendation or forecast by BHP Billiton.
No financial or investment advice – South Africa
BHP Billiton does not provide any financial or investment ‘advice’ as that term is defined in the South African Financial Advisory and Intermediary Services Act, 37 of 2002, and we strongly recommend that you seek professional advice.

BHP Billiton Results for the half year ended 31 December 2014
Further information on BHP Billiton can be found on our website: www.bhpbilliton.com
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News Release
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bhpbilliton
resourcing the future
BHP Billiton Group Financial Report
For the half year ended 31 December 2014

Financial Report
Contents
Half Year Financial Statements
Page
Consolidated Income Statement 31
Consolidated Statement of Comprehensive Income 32
Consolidated Balance Sheet 33
Consolidated Cash Flow Statement 34
Consolidated Statement of Changes in Equity 35
Notes to the Half Year Financial Statements 38
1. Accounting policies 38
2. Segment reporting 39
3. Exceptional items 41
4. Interests in associates and joint venture entities 42
5. Net finance costs 42
6. Taxation 43
7. Earnings per share 43
8. Dividends 44
9. Financial risk management – Fair values 45
10. Significant events 50
11. Subsequent events 51
Directors’ Report 52
Directors’ Declaration of Responsibility 54
Lead Auditor’s Independence Declaration under Section 307C of the Corporations Act 2001 55
Independent Review Report 56

BHP Billiton Results for the half year ended 31 December 2014

Consolidated Income Statement
for the half year ended 31 December 2014

	Notes	Half year ended 31 Dec 2014 US$M	Half year ended 31 Dec 2013 US$M	Year ended 30 June 2014 US$M
Revenue				
Group production		**28,866**	32,209	64,227
Third party products		**1,034**	1,739	2,979
Revenue	2	**29,900**	33,948	67,206
Other income		**441**	973	1,524
Expenses excluding net finance costs		**(21,862)**	(22,674)	(46,513)
Share of operating profit of equity accounted investments	4	**338**	686	1,195
Profit from operations		**8,817**	12,933	23,412
Comprising:				
Group production		**8,786**	12,848	23,368
Third party products		**31**	85	44
		8,817	12,933	23,412
Financial expenses		**(292)**	(589)	(1,273)
Financial income		**60**	61	97
Net finance costs	5	**(232)**	(528)	(1,176)
Profit before taxation		**8,585**	12,405	22,236
Income tax expense		**(2,848)**	(3,692)	(6,538)
Royalty-related taxation (net of income tax benefit)		**(944)**	174	(474)
Total taxation expense	6	**(3,792)**	(3,518)	(7,012)
Profit after taxation		**4,793**	8,887	15,224
Attributable to non-controlling interests		**528**	780	1,392
Attributable to members of BHP Billiton Group		**4,265**	8,107	13,832
Basic earnings per ordinary share (cents)	7	**80.2**	152.4	260.0
Diluted earnings per ordinary share (cents)	7	**80.0**	151.9	259.1
Dividends per ordinary share – paid during the period (cents)	8	**62.0**	59.0	118.0
Dividends per ordinary share – determined in respect of the period (cents)	8	**62.0**	59.0	121.0

The accompanying notes form part of these half year financial statements.

31

Financial Report
Consolidated Statement of Comprehensive Income for the half year ended 31 December 2014
Half year ended 31 Dec 2014 US$M
Half year ended 31 Dec 2013 US$M
Year ended 30 June 2014 US$M
Profit after taxation 4,793 8,887 15,224
Other comprehensive income
Items that may be reclassified subsequently to the income statement:
Available for sale investments:
Net valuation losses taken to equity (19) (8) (15)
Net valuation gains transferred to the income statement (1) (2) (14)
Cash flow hedges:
(Losses)/gains taken to equity (1,296) 647 681
Losses/(gains) transferred to the income statement 1,283 (631) (678)
Exchange fluctuations on translation of foreign operations taken to equity (2) (2) (1)
Tax recognised within other comprehensive income 6 (5) 3
Total items that may be reclassified subsequently to the income statement (29) (1) (24)
Items that will not be reclassified to the income statement:
Actuarial (losses)/gains on pension and medical schemes (29) 99 57
Tax recognised within other comprehensive income 13 7 12
Total items that will not be reclassified to the income statement (16) 106 69
Total other comprehensive (loss)/income (45) 105 45
Total comprehensive income 4,748 8,992 15,269
Attributable to non-controlling interests 533 781 1,392
Attributable to members of BHP Billiton Group 4,215 8,211 13,877
The accompanying notes form part of these half year financial statements.

BHP Billiton Results for the half year ended 31 December 2014
Consolidated Balance Sheet as at 31 December 2014
31 Dec 2014 US$M
30 June 2014 US$M
31 Dec 2013 US$M
ASSETS
Current assets
Cash and cash equivalents 6,130 8,803 10,947
Trade and other receivables 5,584 6,741 6,698
Other financial assets 81 87 152
Inventories 6,149 6,013 5,917
Current tax assets 630 318 289
Other 327 334 595
Total current assets 18,901 22,296 24,598
Non-current assets
Trade and other receivables 1,716 1,867 2,089
Other financial assets 2,150 2,349 2,268
Inventories 476 463 713
Property, plant and equipment 108,771 108,787 105,254
Intangible assets 5,289 5,439 5,533
Investments accounted for using the equity method 3,550 3,664 3,635
Deferred tax assets 5,080 6,396 6,801
Other 148 152 124
Total non-current assets 127,180 129,117 126,417
Total assets 146,081 151,413 151,015
LIABILITIES
Current liabilities
Trade and other payables 8,338 10,145 9,734
Interest bearing liabilities 2,459 4,262 6,333
Other financial liabilities 14 16 23
Current tax payable 407 919 1,596
Provisions 1,943 2,504 2,135
Deferred income 189 218 272
Total current liabilities 13,350 18,064 20,093
Non-current liabilities
Trade and other payables 77 113 338
Interest bearing liabilities 28,610 30,327 31,702
Other financial liabilities 559 303 1,141
Deferred tax liabilities 7,493 7,066 7,036
Provisions 9,467 9,891 8,118
Deferred income 275 267 308
Total non-current liabilities 46,481 47,967 48,643
Total liabilities 59,831 66,031 68,736
Net assets 86,250 85,382 82,279
EQUITY
Share capital – BHP Billiton Limited 1,186 1,186 1,186
Share capital – BHP Billiton Plc 1,057 1,069 1,069
Treasury shares (230) (587) (605)
Reserves 2,842 2,927 2,895
Retained earnings 74,990 74,548 72,014
Total equity attributable to members of BHP Billiton Group 79,845 79,143 76,559
Non-controlling interests 6,405 6,239 5,720
Total equity 86,250 85,382 82,279
The accompanying notes form part of these half year financial statements.

Financial Report

Consolidated Cash Flow Statement
for the half year ended 31 December 2014

	Half year ended 31 Dec 2014 US$M	Half year ended 31 Dec 2013 US$M	Year ended 30 June 2014 US$M
Operating activities			
Profit before taxation	**8,585**	12,405	22,236
Adjustments for:			
Non-cash or non-operating exceptional items	**409**	(551)	(551)
Depreciation and amortisation expense	**4,907**	3,993	8,701
Net gain on sale of non-current assets	**(34)**	(4)	(95)
Impairments of property, plant and equipment, financial assets and intangibles	**361**	143	797
Employee share awards expense	**116**	129	247
Net finance costs	**232**	528	1,176
Share of operating profit of equity accounted investments	**(338)**	(686)	(1,195)
Other	**122**	(107)	(83)
Changes in assets and liabilities:			
Trade and other receivables	**960**	(327)	(252)
Inventories	**(191)**	(209)	(54)
Trade and other payables	**(1,398)**	(865)	77
Net other financial assets and liabilities	**(18)**	50	(49)
Provisions and other liabilities	**(770)**	(87)	429
Cash generated from operations	**12,943**	14,412	31,384
Dividends received	**8**	9	34
Dividends received from equity accounted investments	**476**	728	1,250
Interest received	**62**	73	136
Interest paid	**(387)**	(482)	(975)
Income tax refunded	**329**	751	852
Income tax paid	**(2,147)**	(3,069)	(6,445)
Royalty-related taxation refunded	**–**	–	216
Royalty-related taxation paid	**(861)**	(563)	(1,088)
Net operating cash flows	**10,423**	11,859	25,364
Investing activities			
Purchases of property, plant and equipment	**(6,772)**	(8,605)	(15,993)
Exploration expenditure	**(422)**	(504)	(1,010)
Exploration expenditure expensed and included in operating cash flows	**359**	342	716
Purchase of intangibles	**(64)**	(65)	(192)
Investment in financial assets	**(31)**	(390)	(1,193)
Investment in equity accounted investments	**(25)**	(17)	(44)
Cash outflows from investing activities	**(6,955)**	(9,239)	(17,716)
Proceeds from sale of property, plant and equipment	**47**	41	114
Proceeds from financial assets	**340**	108	956
Proceeds from divestment of subsidiaries, operations and joint operations, net of their cash	**251**	628	812
Net investing cash flows	**(6,317)**	(8,462)	(15,834)
Financing activities			
Proceeds from interest bearing liabilities	**348**	5,535	6,251
Proceeds from debt related instruments	**–**	–	37
Repayment of interest bearing liabilities	**(3,197)**	(1,474)	(7,198)
Proceeds from ordinary shares	**3**	9	14
Contributions from non-controlling interests	**46**	1,387	1,435
Purchase of shares by Employee Share Ownership Plan (ESOP) Trusts	**(338)**	(290)	(368)
Dividends paid	**(3,209)**	(3,227)	(6,387)
Dividends paid to non-controlling interests	**(412)**	(101)	(252)
Net financing cash flows	**(6,759)**	1,839	(6,468)
Net (decrease)/increase in cash and cash equivalents	**(2,653)**	5,236	3,062
Cash and cash equivalents, net of overdrafts, at beginning of period	**8,752**	5,667	5,667
Foreign currency exchange rate changes on cash and cash equivalents	**19**	6	23
Cash and cash equivalents, net of overdrafts, at end of period	**6,118**	10,909	8,752

The accompanying notes form part of these half year financial statements.

34

BHP Billiton Results for the half year ended 31 December 2014

Consolidated Statement of Changes in Equity
for the half year ended 31 December 2014

For the half year ended 31 December 2014 US$M	Attributable to members of the BHP Billiton Group							
	Share capital – BHP Billiton Limited	Share capital – BHP Billiton Plc	Treasury shares	Reserves	Retained earnings	Total equity attributable to members of BHP Billiton Group	Non-controlling interests	Total equity
Balance as at 1 July 2014	1,186	1,069	(587)	2,927	74,548	**79,143**	6,239	**85,382**
Profit after taxation	–	–	–	–	4,265	**4,265**	528	**4,793**
Other comprehensive income:								
Net valuation (losses)/gains on available for sale investments taken to equity	–	–	–	(25)	–	**(25)**	6	**(19)**
Net valuation gains on available for sale investments transferred to the income statement	–	–	–	(1)	–	**(1)**	–	**(1)**
Losses on cash flow hedges taken to equity	–	–	–	(1,296)	–	**(1,296)**	–	**(1,296)**
Losses on cash flow hedges transferred to the income statement	–	–	–	1,283	–	**1,283**	–	**1,283**
Exchange fluctuations on translation of foreign operations taken to equity	–	–	–	(2)	–	**(2)**	–	**(2)**
Actuarial losses on pension and medical schemes	–	–	–	–	(29)	**(29)**	–	**(29)**
Tax recognised within other comprehensive income	–	–	–	7	13	**20**	(1)	**19**
Total comprehensive income	**–**	**–**	**–**	**(34)**	**4,249**	**4,215**	**533**	**4,748**
Transactions with owners:								
Shares cancelled	–	(12)	501	12	(501)	**–**	–	**–**
Purchase of shares by ESOP Trusts	–	–	(338)	–	–	**(338)**	–	**(338)**
Employee share awards exercised net of employee contributions	–	–	194	(174)	(18)	**2**	–	**2**
Employee share awards forfeited	–	–	–	(4)	4	**–**	–	**–**
Accrued employee entitlement for unexercised awards	–	–	–	116	–	**116**	–	**116**
Distribution to option holders	–	–	–	(1)	–	**(1)**	(1)	**(2)**
Dividends	–	–	–	–	(3,292)	**(3,292)**	(412)	**(3,704)**
Equity contributed	–	–	–	–	–	**–**	46	**46**
Balance as at 31 December 2014	**1,186**	**1,057**	**(230)**	**2,842**	**74,990**	**79,845**	**6,405**	**86,250**

The accompanying notes form part of these half year financial statements.

35

Financial Report

Consolidated Statement of Changes in Equity
for the half year ended 31 December 2014 (continued)

For the half year ended 31 December 2013	Attributable to members of the BHP Billiton Group							
US$M	Share capital – BHP Billiton Limited	Share capital – BHP Billiton Plc	Treasury shares	Reserves	Retained earnings	Total equity attributable to members of BHP Billiton Group	Non-controlling interests	Total equity
Balance as at 1 July 2013	1,186	1,069	(540)	1,970	66,982	70,667	4,624	75,291
Profit after taxation	–	–	–	–	8,107	8,107	780	8,887
Other comprehensive income:								
Net valuation losses on available for sale investments taken to equity	–	–	–	(8)	–	(8)	–	(8)
Net valuation gains on available for sale investments transferred to the income statement	–	–	–	(2)	–	(2)	–	(2)
Gains on cash flow hedges taken to equity	–	–	–	647	–	647	–	647
Gains on cash flow hedges transferred to the income statement	–	–	–	(631)	–	(631)	–	(631)
Exchange fluctuations on translation of foreign operations taken to equity	–	–	–	(2)	–	(2)	–	(2)
Actuarial gains on pension and medical schemes	–	–	–	–	98	98	1	99
Tax recognised within other comprehensive income	–	–	–	(5)	7	2	–	2
Total comprehensive income	–	–	–	(1)	8,212	8,211	781	8,992
Transactions with owners:								
Purchase of shares by ESOP Trusts	–	–	(290)	–	–	(290)	–	(290)
Employee share awards exercised net of employee contributions	–	–	225	(151)	(68)	6	–	6
Employee share awards forfeited	–	–	–	(23)	23	–	–	–
Accrued employee entitlement for unexercised awards	–	–	–	129	–	129	–	129
Dividends	–	–	–	–	(3,135)	(3,135)	(101)	(3,236)
Equity contributed	–	–	–	971	–	971	416	1,387
Balance as at 31 December 2013	1,186	1,069	(605)	2,895	72,014	76,559	5,720	82,279

The accompanying notes form part of these half year financial statements.

36

BHP Billiton Results for the half year ended 31 December 2014

Consolidated Statement of Changes in Equity
for the half year ended 31 December 2014 (continued)

For the year ended 30 June 2014 US$M	Attributable to members of the BHP Billiton Group							
	Share capital – BHP Billiton Limited	Share capital – BHP Billiton Plc	Treasury shares	Reserves	Retained earnings	Total equity attributable to members of BHP Billiton Group	Non-controlling interests	Total equity
Balance as at 1 July 2013	1,186	1,069	(540)	1,970	66,982	70,667	4,624	75,291
Profit after taxation	–	–	–	–	13,832	13,832	1,392	15,224
Other comprehensive income:								
Net valuation losses on available for sale investments taken to equity	–	–	–	(15)	–	(15)	–	(15)
Net valuation gains on available for sale investments transferred to the income statement	–	–	–	(14)	–	(14)	–	(14)
Gains on cash flow hedges taken to equity	–	–	–	681	–	681	–	681
Gains on cash flow hedges transferred to the income statement	–	–	–	(678)	–	(678)	–	(678)
Exchange fluctuations on translation of foreign operations taken to equity	–	–	–	(1)	–	(1)	–	(1)
Actuarial gains on pension and medical schemes	–	–	–	–	57	57	–	57
Tax recognised within other comprehensive income	–	–	–	3	12	15	–	15
Total comprehensive income	–	–	–	(24)	13,901	13,877	1,392	15,269
Transactions with owners:								
Purchase of shares by ESOP Trusts	–	–	(368)	–	–	(368)	–	(368)
Employee share awards exercised net of employee contributions	–	–	321	(221)	(91)	9	–	9
Employee share awards forfeited	–	–	–	(32)	32	–	–	–
Accrued employee entitlement for unexercised awards	–	–	–	247	–	247	–	247
Distribution to option holders	–	–	–	(2)	–	(2)	(2)	(4)
Dividends	–	–	–	–	(6,276)	(6,276)	(252)	(6,528)
Equity contributed	–	–	–	989	–	989	477	1,466
Balance as at 30 June 2014	1,186	1,069	(587)	2,927	74,548	79,143	6,239	85,382

The accompanying notes form part of these half year financial statements.

37

Financial Report

Notes to the Half Year Financial Statements

1. Accounting policies

This general purpose financial report for the half year ended 31 December 2014 is unaudited and has been prepared in accordance with IAS 34 "Interim Financial Reporting" as issued by the International Accounting Standards Board (IASB), IAS 34 "Interim Financial Reporting" as adopted by the EU, AASB 134 "Interim Financial Reporting" as issued by the Australian Accounting Standards Board (AASB) and the Disclosure and Transparency Rules of the Financial Conduct Authority in the United Kingdom and the Australian Corporations Act 2001 as applicable to interim financial reporting.

The half year financial statements represent a "condensed set of financial statements" as referred to in the UK Disclosure and Transparency Rules issued by the Financial Conduct Authority. Accordingly, they do not include all of the information required for a full annual report and are to be read in conjunction with the most recent annual financial report. The comparative figures for the financial year ended 30 June 2014 are not the statutory accounts of the BHP Billiton Group for that financial year. Those accounts, which were prepared under IFRS, have been reported on by the Company's auditor and delivered to the registrar of companies. The auditor has reported on those accounts; the report was unqualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and did not contain statements under Section 498(2) or (3) of the UK Companies Act 2006.

The half year financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in the 30 June 2014 annual financial statements contained within the Annual Report of the BHP Billiton Group, except for the adoption of:

- IFRIC 21 "Levies" which confirms that a liability to pay a levy is only recognised when the activity that triggers the payment occurs; and
- Amendments to IAS 32/AASB 132 "Financial Instruments: Presentation" which clarifies the criteria for offsetting financial assets and liabilities.

The adoption of IFRIC 21 and the amendments to IAS 32 did not have a material impact on BHP Billiton Group and therefore no restatements have been made to the prior year financial statements.

Rounding of amounts

Amounts in this financial report have, unless otherwise indicated, been rounded to the nearest million dollars.

Comparatives

Where applicable, comparatives have been restated to disclose them on the same basis as current period figures.

Exchange rates

The following exchange rates relative to the US dollar have been applied in each reporting period:

	Average Half year ended 31 Dec 2014	Average Half year ended 31 Dec 2013	Average Year ended 30 June 2014	As at 31 Dec 2014	As at 31 Dec 2013	As at 30 June 2014
Australian dollar(i)	0.89	0.92	0.92	0.82	0.89	0.94
Brazilian real	2.40	2.28	2.29	2.66	2.34	2.20
Canadian dollar	1.11	1.04	1.07	1.16	1.06	1.07
Chilean peso	587	511	532	607	524	551
Colombian peso	2,037	1,910	1,935	2,392	1,927	1,881
Euro	0.78	0.75	0.74	0.83	0.73	0.73
South African rand	10.99	10.07	10.39	11.55	10.53	10.60
UK pound sterling	0.61	0.63	0.62	0.64	0.61	0.59

(i) Displayed as US$ to A$1 based on common convention.

38

BHP Billiton Results for the half year ended 31 December 2014
2. Segment reporting
The Group operates five Businesses aligned with the commodities which we extract and market, reflecting the structure used by the Group’s management to assess the performance of the Group.
Reportable segment Principal activities
Petroleum and Potash Exploration, development and production of oil and gas
Potash pre-development
Copper Mining of copper, silver, lead, zinc, molybdenum, uranium and gold
Iron Ore Mining of iron ore
Coal Mining of metallurgical coal and thermal (energy) coal
Aluminium, Manganese and Nickel Mining of bauxite, refining of bauxite into alumina and smelting of alumina into aluminium metal
Mining of manganese ore and production of manganese metal and alloys
Mining and production of nickel products
Group and unallocated items includes Group Functions, unallocated operations and consolidation adjustments. Exploration and technology activities are recognised within relevant segments.
It is the Group’s policy that inter-segment sales are made on a commercial basis.

Financial Report

2. Segment reporting (continued)

US$M	Petroleum and Potash	Copper	Iron Ore	Coal	Aluminium, Manganese and Nickel	Group and unallocated items/ eliminations	BHP Billiton Group
Half year ended 31 December 2014							
Revenue							
Group production	6,659	5,797	8,193	4,228	3,834	–	28,711
Third party products	44	470	65	69	359	27	1,034
Rendering of services	82	–	73	–	–	–	155
Inter-segment revenue	151	–	87	–	–	(238)	–
Total revenue[(a)]	**6,936**	**6,267**	**8,418**	**4,297**	**4,193**	**(211)**	**29,900**
Underlying EBIT[(b)]	**2,144**	**2,208**	**4,200**	**178**	**716**	**(220)**	**9,226**
Net finance costs[(c)]							**(232)**
Exceptional items[(d)]							**(409)**
Profit before taxation							**8,585**
Half year ended 31 December 2013							
Revenue							
Group production	6,648	6,549	10,786	4,428	3,679	–	32,090
Third party products	281	541	70	317	476	54	1,739
Rendering of services	56	–	63	–	–	–	119
Inter-segment revenue	86	–	73	–	5	(164)	–
Total revenue[(a)]	7,071	7,090	10,992	4,745	4,160	(110)	33,948
Underlying EBIT[(b)]	2,506	2,889	6,499	510	148	(170)	12,382
Net finance costs[(c)]							(528)
Exceptional items[(d)]							551
Profit before taxation							12,405
Year ended 30 June 2014							
Revenue							
Group production	14,022	12,838	20,883	8,659	7,583	–	63,985
Third party products	437	1,030	130	456	823	103	2,979
Rendering of services	112	–	130	–	–	–	242
Inter-segment revenue	262	–	213	–	5	(480)	–
Total revenue[(a)]	14,833	13,868	21,356	9,115	8,411	(377)	67,206
Underlying EBIT[(b)]	5,287	5,080	12,102	386	307	(301)	22,861
Net finance costs[(c)]							(1,176)
Exceptional items[(d)]							551
Profit before taxation							22,236

(a) Revenue not attributable to reportable segments comprises the sale of freight and fuel to third parties.

(b) Underlying EBIT is earnings before net finance costs, taxation expense and any exceptional items. Underlying EBIT is reported net of the Group's share of net finance costs and taxation expense related to equity accounted investments.

(c) Refer to note 5 Net finance costs.

(d) Refer to note 3 Exceptional items.

40

BHP Billiton Results for the half year ended 31 December 2014

3. Exceptional items

Half year ended 31 December 2014	Gross US$M	Tax US$M	Net US$M
Exceptional items by category			
Repeal of Minerals Resource Rent Tax legislation	–	(809)	(809)
Impairment of Nickel West assets	(409)	119	(290)
	(409)	**(690)**	**(1,099)**

Repeal of Minerals Resource Rent Tax legislation:

On 2 September 2014, legislation to repeal the Minerals Resource Rent Tax (MRRT) in Australia received the support of both Houses of Parliament and took effect on 30 September 2014. As a result, the Group derecognised an MRRT deferred tax asset (net of income tax consequences) of US$809 million and a corresponding taxation charge of US$809 million was recognised in the half year ended 31 December 2014.

Impairment of Nickel West assets:

On 12 November 2014, the Group announced that the review of its Nickel West business was complete and the preferred option, the sale of the business, was not achieved on an acceptable basis. As a result of operational decisions made subsequent to the conclusion of this process, an impairment charge of US$290 million (after tax benefit) was recognised in the half year ended 31 December 2014.

Half year ended 31 December 2013	Gross US$M	Tax US$M	Net US$M
Exceptional items by category			
Sale of Pinto Valley	551	(205)	346
	551	(205)	346

Year ended 30 June 2014	Gross US$M	Tax US$M	Net US$M
Exceptional items by category			
Sale of Pinto Valley	551	(166)	385
	551	(166)	385

Sale of Pinto Valley:

On 11 October 2013, the Group announced it had completed the sale of its Pinto Valley mining operation for cash consideration of US$653 million, after working capital adjustments. A gain on sale of US$346 million (after tax expense) was recognised in the half year ended 31 December 2013 (30 June 2014: US$385 million).

41

Financial Report

4. Interests in associates and joint venture entities

Major shareholdings in associates and joint venture entities	Ownership interest at BHP Billiton Group reporting date[a]			Share of operating profit of equity accounted investments		
	31 Dec 2014 %	31 Dec 2013 %	30 June 2014 %	Half year ended 31 Dec 2014 US$M	Half year ended 31 Dec 2013 US$M	Year ended 30 June 2014 US$M
Carbones del Cerrejón LLC	**33.33**	33.33	33.33	**(24)**	72	115
Compañia Minera Antamina SA	**33.75**	33.75	33.75	**156**	310	476
Samarco Mineração SA	**50**	50	50	**216**	289	607
Other[b]				**(10)**	15	(3)
Total				**338**	686	1,195

(a) The ownership interest at the Group's and the associates and joint venture entities' reporting dates are the same. When the annual financial reporting date is different to the Group's, financial information is obtained as at 30 June in order to report on a basis consistent with the Group's reporting date.

(b) Includes the Group's effective interest in the Newcastle Coal Infrastructure Group Pty Limited (ownership interest 35.5 per cent; 31 December 2013: 35.5 per cent; 30 June 2014: 35.5 per cent) and other immaterial equity accounted investments.

5. Net finance costs

	Half year ended 31 Dec 2014 US$M	Half year ended 31 Dec 2013 US$M	Year ended 30 June 2014 US$M
Financial expenses			
Interest on bank loans and overdrafts	**7**	7	14
Interest on all other borrowings[a]	**234**	376	708
Finance lease and hire purchase interest	**44**	5	55
Discounting on provisions and other liabilities	**256**	224	475
Net interest expense on post-retirement employee benefits	**13**	11	22
Interest capitalised[b]	**(83)**	(130)	(182)
Fair value change on hedged loans	**869**	(447)	328
Fair value change on hedging derivatives	**(874)**	446	(292)
Fair value change on non-hedging derivatives[c]	**–**	101	101
Exchange variations on net debt[d]	**(174)**	(4)	44
	292	589	1,273
Financial income			
Interest income	**(60)**	(61)	(97)
	(60)	(61)	(97)
Net finance costs	**232**	528	1,176

(a) Interest on all other borrowings in the half year ended 31 December 2014 includes interest income of US$67 million (31 December 2013: expense of US$87 million; 30 June 2014: expense of US$116 million) with respect to Petrohawk Senior Notes, which included gains of US$80 million on the early redemption notes in August 2014 (31 December 2013: US$ nil; 30 June 2014: gains of US$24 million on the early redemption of notes in February 2014).

(b) Interest has been capitalised at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalisation rate representing the average interest rate on such borrowings. For the half year ended 31 December 2014, the capitalisation rate was 1.89 per cent (31 December 2013: 1.75 per cent; 30 June 2014: 1.82 per cent).

(c) Fair value change on non-hedging derivatives in the half year ended 31 December 2013 and year ended 30 June 2014 includes unrealised fair value changes of US$101 million on non-hedging derivatives used to manage interest rate risk. No such derivatives existed in the current period.

(d) Exchange variations on net debt in the half year ended 31 December 2014 predominantly comprises revaluations of US$159 million on non-USD finance leases (31 December 2013: US$ nil; 30 June 2014: US$60 million).

42

BHP Billiton Results for the half year ended 31 December 2014

6. Taxation

	Half year ended 31 Dec 2014 US$M	Half year ended 31 Dec 2013 US$M	Year ended 30 June 2014 US$M
Taxation expense attributed to geographical jurisdiction:			
UK taxation expense/(benefit)	**3**	(11)	(44)
Australian taxation expense	**2,639**	2,265	4,871
Overseas taxation expense	**1,150**	1,264	2,185
Total taxation expense[(a)]	**3,792**	3,518	7,012

	Half year ended 31 Dec 2014 US$M	Half year ended 31 Dec 2013 US$M	Year ended 30 June 2014 US$M
Total taxation expense comprises:			
Income tax expense			
Income tax expense	**2,848**	3,692	6,538
	2,848	3,692	6,538
Total royalty-related taxation (net of income tax benefit)[(b)]			
Minerals Resource Rent Tax expense/(benefit)	**643**	(462)	(238)
Other royalty-related taxation expense	**301**	288	712
	944	(174)	474
Total taxation expense	**3,792**	3,518	7,012

(a) Total taxation expense including royalty-related taxation, exceptional items and exchange rate movements, was US$3,792 million, representing an effective tax rate of 44.2 per cent (31 December 2013: 28.4 per cent; 30 June 2014: 31.5 per cent). Exchange rate movements increased taxation expense by US$290 million, representing an increase in the effective tax rate of 3.4 per cent (31 December 2013: decrease of US$46 million and 0.4 per cent; 30 June 2014: decrease of US$24 million and 0.1 per cent). Exceptional items, as described in note 3, increased taxation expense by US$690 million (31 December 2013: increase of US$205 million; 30 June 2014: increase of US$166 million).

(b) Government imposed royalty arrangements calculated by reference to profits, including MRRT, are reported as royalty-related taxation. Total royalty-related taxation increased taxation expense by US$944 million resulting in an increase in the effective tax rate of 11.0 per cent (31 December 2013: decrease of US$174 million and 1.4 per cent; 30 June 2014: increase of US$474 million and 2.1 per cent). The MRRT increased taxation expense by US$643 million in the period (31 December 2013: decrease of US$462 million; 30 June 2014: decrease of US$238 million). This included an exceptional item of US$809 million tax expense (31 December 2013: US$ nil; 30 June 2014: US$ nil) for the derecognition of deferred tax assets upon the repeal of the MRRT legislation in Australia. Refer to note 3.

7. Earnings per share

	Half year ended 31 Dec 2014	Half year ended 31 Dec 2013	Year ended 30 June 2014
Basic earnings per ordinary share (US cents)	**80.2**	152.4	260.0
Diluted earnings per ordinary share (US cents)	**80.0**	151.9	259.1
Basic earnings per American Depositary Share (ADS) (US cents)[(a)]	**160.4**	304.8	520.0
Diluted earnings per American Depositary Share (ADS) (US cents)[(a)]	**160.0**	303.8	518.2
Basic earnings (US$M)	**4,265**	8,107	13,832
Diluted earnings (US$M)	**4,265**	8,107	13,832

(a) Each American Depositary Share represents two ordinary shares.

The weighted average number of shares used for the purposes of calculating diluted earnings per share reconciles to the number used to calculate basic earnings per share as follows:

	Half year ended 31 Dec 2014 Million	Half year ended 31 Dec 2013 Million	Year ended 30 June 2014 Million
Weighted average number of shares			
Basic earnings per ordinary share denominator	**5,317**	5,321	5,321
Shares and options contingently issuable under employee share ownership plans	**17**	16	17
Diluted earnings per ordinary share denominator	**5,334**	5,337	5,338

43

Financial Report

8. Dividends

	Half year ended 31 Dec 2014 US$M	Half year ended 31 Dec 2013 US$M	Year ended 30 June 2014 US$M
Dividends paid/payable during the period			
BHP Billiton Limited	**1,986**	1,898	3,793
BHP Billiton Plc – Ordinary shares	**1,306**	1,237	2,483
– Preference shares[(a)]	**–**	–	–
	3,292	3,135	6,276
Dividends determined in respect of the period			
BHP Billiton Limited	**1,990**	1,895	3,887
BHP Billiton Plc – Ordinary shares	**1,308**	1,246	2,555
– Preference shares[(a)]	**–**	–	–
	3,298	3,141	6,442

(a) 5.5 per cent dividend on 50,000 preference shares of £1 each determined and paid annually (31 December 2013: 5.5 per cent; 30 June 2014: 5.5 per cent).

	Half year ended 31 Dec 2014 US cents	Half year ended 31 Dec 2013 US cents	Year ended 30 June 2014 US cents
Dividends paid during the period (per share)			
Prior year final dividend	**62.0**	59.0	59.0
Interim dividend	**N/A**	N/A	59.0
	62.0	59.0	118.0
Dividends determined in respect of the period (per share)			
Interim dividend	**62.0**	59.0	59.0
Final dividend	**N/A**	N/A	62.0
	62.0	59.0	121.0

Dividends are determined after period end in the announcement of the results for the period. Interim dividends are determined in February and paid in March. Final dividends are determined in August and paid in September. Dividends determined are not recorded as a liability at the end of the period to which they relate. Subsequent to half year end, on 24 February 2015, BHP Billiton determined an interim dividend of 62.0 US cents per share (US$3,298 million), which will be paid on 31 March 2015 (31 December 2013: interim dividend of 59.0 US cents per share – US$3,141 million; 30 June 2014: final dividend of 62.0 US cents per share – US$3,301 million).

BHP Billiton Limited dividends for all periods presented are, or will be, fully franked based on a tax rate of 30 per cent.

44

BHP Billiton Results for the half year ended 31 December 2014

9. Financial risk management – Fair values

All financial assets and financial liabilities, other than derivatives, are initially recognised at the fair value of consideration paid or received, net of transaction costs as appropriate, and subsequently carried at fair value or amortised cost, as indicated in the tables below. Derivatives are initially recognised at fair value on the date the contract is entered into and are subsequently remeasured at their fair value.

The financial assets and liabilities are presented by class in the tables below at their carrying values, which generally approximate to the fair values. In the case of US$3,319 million of centrally managed fixed rate debt (30 June 2014: US$3,319 million; 31 December 2013: US$3,320 million) and other fixed interest borrowings of US$ nil not swapped to floating rate (30 June 2014: US$2,018 million; 31 December 2013: US$3,471 million), the fair values at 31 December 2014 were US$3,771 million (30 June 2014: US$3,718 million; 31 December 2013: US$3,904 million) and US$ nil (30 June 2014: US$1,947 million; 31 December 2013: US$3,850 million) respectively.

Financial assets and liabilities

31 December 2014	Loans and receivables US$M	Available for sale securities US$M	Held at fair value through profit or loss US$M	Cash flow hedges US$M	Other financial assets and liabilities at amortised cost US$M	Total US$M
Financial assets						
Cash and cash equivalents	6,130	–	–	–	–	6,130
Trade and other receivables[(a)]	4,752	–	832	–	–	5,584
Cross currency and interest rate swaps	–	–	1,276	(12)	–	1,264
Commodity contracts	–	–	7	–	–	7
Other derivative contracts	–	–	304	–	–	304
Loans to equity accounted investments	1,032	–	–	–	–	1,032
Interest bearing loans receivable	169	–	–	–	–	169
Shares	–	519	–	–	–	519
Other investments	–	137	–	–	–	137
Total financial assets	**12,083**	**656**	**2,419**	**(12)**	**–**	**15,146**
Non-financial assets						130,935
Total assets						**146,081**
Financial liabilities						
Trade and other payables[(b)]	–	–	240	–	7,732	7,972
Cross currency and interest rate swaps	–	–	(170)	699	–	529
Forward exchange contracts	–	–	1	–	–	1
Commodity contracts	–	–	4	–	–	4
Other derivative contracts	–	–	39	–	–	39
Unsecured bank overdrafts and short-term borrowings	–	–	–	–	11	11
Unsecured bank loans	–	–	–	–	1,368	1,368
Commercial paper	–	–	–	–	240	240
Notes and debentures[(c)]	–	–	–	–	27,855	27,855
Finance leases	–	–	–	–	1,192	1,192
Unsecured other	–	–	–	–	403	403
Total financial liabilities	**–**	**–**	**114**	**699**	**38,801**	**39,614**
Non-financial liabilities						20,217
Total liabilities						**59,831**

45

Financial Report
9. Financial risk management – Fair values (continued)
Financial assets and liabilities
30 June 2014 Loans and receivables US$M Available for sale securities US$M Held at fair value through profit or loss US$M Cash flow hedges US$M Other financial assets and liabilities at amortised cost US$M Total US$M
Financial assets
Cash and cash equivalents 8,803 – – – – 8,803
Trade and other receivables(a) 5,431 – 1,071 – – 6,502
Cross currency and interest rate swaps – – 846 637 – 1,483
Commodity contracts – – 25 – – 25
Other derivative contracts – – 271 – – 271
Loans to equity accounted investments 1,205 – – – – 1,205
Interest bearing loans receivable 337 – – – – 337
Shares – 512 – – – 512
Other investments – 145 – – – 145
Total financial assets 15,776 657 2,213 637 – 19,283
Non-financial assets 132,130
Total assets 151,413
Financial liabilities
Trade and other payables(b) – – 300 – 9,560 9,860
Cross currency and interest rate swaps – – 221 52 – 273
Commodity contracts – – 9 – – 9
Other derivative contracts – – 37 – – 37
Unsecured bank overdrafts and short-term borrowings – – – – 51 51
Unsecured bank loans – – – – 1,462 1,462
Notes and debentures(c) – – – – 31,247 31,247
Finance leases – – – – 1,384 1,384
Unsecured other – – – – 445 445
Total financial liabilities – – 567 52 44,149 44,768
Non-financial liabilities 21,263
Total liabilities 66,031

BHP Billiton Results for the half year ended 31 December 2014

9. Financial risk management – Fair values (continued)

Financial assets and liabilities

31 December 2013	Loans and receivables US$M	Available for sale securities US$M	Held at fair value through profit or loss US$M	Cash flow hedges US$M	Other financial assets and liabilities at amortised cost US$M	Total US$M
Financial assets						
Cash and cash equivalents	10,947	–	–	–	–	10,947
Trade and other receivables[(a)]	5,205	–	1,188	–	–	6,393
Cross currency and interest rate swaps	–	–	1,381	184	–	1,565
Commodity contracts	–	–	32	–	–	32
Other derivative contracts	–	–	183	–	–	183
Loans to equity accounted investments	1,273	–	–	–	–	1,273
Interest bearing loans receivable	546	–	–	–	–	546
Shares	–	502	–	–	–	502
Other investments	–	138	–	–	–	138
Total financial assets	17,971	640	2,784	184	–	21,579
Non-financial assets						129,436
Total assets						151,015
Financial liabilities						
Trade and other payables[(b)]	–	–	50	–	9,557	9,607
Cross currency and interest rate swaps	–	–	1,110	(14)	–	1,096
Forward exchange contracts	–	–	1	–	–	1
Commodity contracts	–	–	37	–	–	37
Other derivative contracts	–	–	30	–	–	30
Unsecured bank overdrafts and short-term borrowings	–	–	–	–	38	38
Unsecured bank loans	–	–	–	–	1,366	1,366
Commercial paper	–	–	–	–	375	375
Notes and debentures[(c)]	–	–	–	–	35,173	35,173
Finance leases	–	–	–	–	627	627
Unsecured other	–	–	–	–	456	456
Total financial liabilities	–	–	1,228	(14)	47,592	48,806
Non-financial liabilities						19,930
Total liabilities						68,736

(a) Excludes input taxes of US$515 million (30 June 2014: US$564 million; 31 December 2013: US$575 million) included in other receivables.

(b) Excludes input taxes of US$443 million (30 June 2014: US$398 million; 31 December 2013: US$465 million) included in other payables.

(c) Includes US$3,319 million of fixed rate debt not swapped to floating rate (30 June 2014: US$3,319 million; 31 December 2013: US$3,320 million), US$ nil of fixed rate debt assumed as part of the acquisition of Petrohawk Energy Corporation (30 June 2014: US$1,998 million; 31 December 2013: US$3,450 million) and US$24,536 million of other debt swapped to floating rate under fair value hedges (30 June 2014: US$25,930 million; 31 December 2013: US$28,403 million) that is fair valued for interest rate risk.

47

Financial Report

9. Financial Risk Management – Fair values (continued)

Fair value hierarchy

The carrying amount of financial assets and liabilities measured at fair value is where possible, calculated with reference to quoted prices in active markets for identical assets or liabilities. Where no price information is available from a quoted market source, alternative market mechanisms or recent comparable transactions, fair value is estimated based on the Group's views on relevant future prices, net of valuation allowances to accommodate liquidity, modelling and other risks implicit in such estimates. The inputs used in fair value calculations are determined by the relevant Group Function. Our Group Functions support the Businesses and operate under a defined set of accountabilities authorised by the Group Management Committee (GMC). Movements in the fair value of financial assets and liabilities may be recognised through the income statement or in other comprehensive income. The following table shows the Group's financial assets and liabilities carried at fair value with reference to the nature of valuation inputs used.

31 December 2014	Level 1[(a)] US$M	Level 2[(b)] US$M	Level 3[(c)] US$M	Total US$M
Financial assets and liabilities				
Trade and other receivables	–	832	–	**832**
Trade and other payables	–	(240)	–	**(240)**
Cross currency and interest rate swaps	–	735	–	**735**
Forward exchange contracts	–	(1)	–	**(1)**
Commodity contracts	–	3	–	**3**
Other derivative contracts	–	3	262	**265**
Investments – available for sale	1	137	518	**656**
Total	**1**	**1,469**	**780**	**2,250**

30 June 2014	Level 1[(a)] US$M	Level 2[(b)] US$M	Level 3[(c)] US$M	Total US$M
Financial assets and liabilities				
Trade and other receivables	–	1,071	–	**1,071**
Trade and other payables	–	(300)	–	**(300)**
Cross currency and interest rate swaps	–	1,210	–	**1,210**
Commodity contracts	–	16	–	**16**
Other derivative contracts	–	(13)	247	**234**
Investments – available for sale	5	145	507	**657**
Total	**5**	**2,129**	**754**	**2,888**

31 December 2013	Level 1[(a)] US$M	Level 2[(b)] US$M	Level 3[(c)] US$M	Total US$M
Financial assets and liabilities				
Trade and other receivables	–	1,188	–	**1,188**
Trade and other payables	–	(50)	–	**(50)**
Cross currency and interest rate swaps	–	469	–	**469**
Forward exchange contracts	–	(1)	–	**(1)**
Commodity contracts	–	(5)	–	**(5)**
Other derivative contracts	–	(5)	158	**153**
Investments – available for sale	7	139	494	**640**
Total	**7**	**1,735**	**652**	**2,394**

(a) Valuation is based on unadjusted quoted prices in active markets for identical financial assets and liabilities.

(b) Valuation is based on inputs (other than quoted prices included in level 1) that are observable for the financial asset or liability, either directly (i.e. as unquoted prices) or indirectly (i.e. derived from prices).

(c) Valuation is based on inputs that are not based on observable market data.

48

BHP Billiton Results for the half year ended 31 December 2014

9. Financial Risk Management – Fair values (continued)

Level 3 financial assets and liabilities

The following table shows the movements in the Group's level 3 financial assets and liabilities.

	Half year ended 31 Dec 2014 US$M	Year ended 30 June 2014 US$M	Half year ended 31 Dec 2013 US$M
At the beginning of the financial period	**754**	690	690
Additions	**19**	66	32
Disposals	**–**	(47)	(37)
Realised gains recognised in the income statement[(a)]	**7**	6	6
Unrealised gains/(losses) recognised in the income statement[(a)]	**8**	77	(11)
Unrealised losses recognised in other comprehensive income[(b)]	**(8)**	(19)	(9)
Transfers[(c)]	**–**	(19)	(19)
Total at the end of the financial period	**780**	754	652

(a) Realised and unrealised gains and losses recognised in the income statement are recorded in expenses.

(b) Unrealised gains and losses recognised in other comprehensive income are recorded in the financial assets reserve.

(c) Includes US$ nil (30 June 2014: US$19 million; 31 December 2013: US$19 million) related to an available for sale investment now classified as an equity accounted investment due to the adoption of IFRS 11.

Sensitivity of level 3 financial assets and liabilities

The carrying amount of financial assets and liabilities that are valued using inputs other than observable market data are calculated using appropriate valuation models, including discounted cash flow modelling, with inputs such as commodity prices, foreign exchange rates and inflation. The potential effect of using reasonably possible alternative assumptions in these models, based on a change in the most significant input by 10 per cent while holding all other variables constant, is shown in the following table. Significant inputs are assessed individually for each financial asset and liability.

31 December 2014		Profit after taxation		Equity	
	Carrying value US$M	10 per cent increase in input US$M	10 per cent decrease in input US$M	10 per cent increase in input US$M	10 per cent decrease in input US$M
Financial assets and liabilities					
Other derivative contracts	262	59	(59)	59	(59)
Investments – available for sale	518	–	–	63	(60)
Total	**780**	**59**	**(59)**	**122**	**(119)**

30 June 2014		Profit after taxation		Equity	
	Carrying value US$M	10 per cent increase in input US$M	10 per cent decrease in input US$M	10 per cent increase in input US$M	10 per cent decrease in input US$M
Financial assets and liabilities					
Other derivative contracts	247	67	(67)	67	(67)
Investments – available for sale	507	–	–	72	(39)
Total	**754**	**67**	**(67)**	**139**	**(106)**

49

Financial Report

9. Financial Risk Management – Fair values (continued)

31 December 2013		Profit after taxation		Equity	
	Carrying value US$M	10 per cent increase in input US$M	10 per cent decrease in input US$M	10 per cent increase in input US$M	10 per cent decrease in input US$M
Financial assets and liabilities					
Other derivative contracts	158	48	(48)	48	(48)
Investments – available for sale	494	–	–	67	(61)
Total	**652**	**48**	**(48)**	**115**	**(109)**

10. Significant events

The Group announced on 19 August 2014 that it plans to demerge a selection of its aluminium, coal, manganese, nickel and silver assets to create an independent metals and mining company. On 8 December 2014, the Group announced that the new company it intends to create through its proposed demerger will be called South32. A final Board decision on the proposed demerger will be made once all necessary third party approvals are secured on satisfactory terms. On this basis, the Group expects to release all shareholder documentation with full details of the proposed demerger in mid-March 2015 with a shareholder vote taking place in early May 2015. As numerous steps are required to enable the demerger to proceed, the relevant businesses have not been classified as held for sale or distribution as at 31 December 2014.

Summarised financial information as at 31 December 2014 and for the half year ended 31 December 2014 of the businesses included in the proposed demerger is provided below:

	Half year ended 31 December 2014 US$M
Current assets	3,122
Non-current assets	14,093
Current liabilities	1,895
Non-current liabilities	3,512
Net assets	**11,808**
Attributable to non-controlling interests	837
Attributable to members of BHP Billiton Group	10,971
Revenue	5,040
Depreciation and amortisation	506
Profit before interest and taxation	887
Net operating cash inflows	885
Net investing cash outflows	415
Transaction costs incurred[(a)]	115

(a) Transaction costs of US$45 million were incurred in relation to the proposed demerger for the financial year ended 30 June 2014.

The demerger will be recognised as a reduction in equity at the fair value of the shares in the demerged company distributed to shareholders. A gain or loss will arise on the difference between the fair value of those shares and the net assets of the demerged businesses determined at the date of the demerger, which will include the fair value step-up on the Manganese business, described below less any transaction costs. Transaction costs will mainly comprise stamp duty, professional fees and separation and establishment costs.

50

BHP Billiton Results for the half year ended 31 December 2014
10. Significant events (continued)
In contemplation of the proposed demerger, BHP Billiton and Anglo American agreed to make certain changes to the agreement which governs their interests in the Manganese business. BHP Billiton manages and owns 60 per cent of the Manganese business with Anglo American owning the remaining 40 per cent.
Subject to obtaining the required approvals for the agreement, the changes will result in BHP Billiton and Anglo American agreeing to share joint control of the Manganese business. BHP Billiton will discontinue consolidation of the Manganese business and account for its 60 per cent interest as an equity accounted joint venture. BHP Billiton will therefore derecognise the existing carrying amounts of all assets, liabilities and the non-controlling interest in the Manganese business attributed to Anglo American and initially record its retained 60 per cent interest at fair value. The remeasurement at fair value will give rise to an estimated gain of approximately US$2 billion. There are no tax consequences arising from the remeasurement of the Manganese business.
11. Subsequent events
Other than the matters outlined elsewhere in this financial report, no matters or circumstances have arisen since the end of the half year that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the Group in subsequent accounting periods.

Financial Report
Directors’ Report
The Directors present their report together with the half year financial statements for the half year ended 31 December 2014 and the auditor’s review report thereon.
Review of Operations
A detailed review of the Group’s operations, the results of those operations during the half year ended 31 December 2014 and likely future developments are given on pages 1 to 28. The Review of Operations has been incorporated into, and forms part of, this Directors’ Report.
Principal Risks and Uncertainties
Because of the international scope of the Group’s operations and the industries in which it is engaged, there are a number of risk factors and uncertainties which could have an effect on the Group’s results and operations. Material risks that could impact on the Group’s performance include those referred to in the ‘Outlook’ section as well as:
– Fluctuations in commodity prices and impacts of ongoing global economic volatility may negatively affect our results, including cash flows and asset values
– Our financial results may be negatively affected by currency exchange rate fluctuations
– Reduction in Chinese demand may negatively impact our results
– Actions by governments or political events in the countries in which we operate could have a negative impact on our business
– Failure to discover or acquire new resources, maintain reserves or develop new operations could negatively affect our future results and financial condition
– Potential changes to our portfolio of assets through acquisition and divestments or demerger may have a material adverse effect on our future results and financial condition
– Increased costs and schedule delays may adversely affect our development projects
– If our liquidity and cash flow deteriorate significantly it could adversely affect our ability to fund our major capital programs
– We may not recover our investments in mining, oil and gas assets, which may require financial write-downs
– The commercial counterparties we transact with may not meet their obligations, which may negatively impact our results
– Cost pressures and reduced productivity could negatively impact our operating margins and expansion plans
– Unexpected natural and operational catastrophes may adversely impact our operations
– Our non-operated assets may not comply with our standards
– Breaches in our information technology security processes may adversely impact our business activities
– Safety, health, environmental and community impacts, incidents or accidents and related regulations may adversely affect our people, operations and reputation or licence to operate
– Climate change may impact the value of our Company, and our operations and markets
– A breach of our governance processes may lead to regulatory penalties and loss of reputation
Further information on the above risks and uncertainties can be found on pages 20 to 24 of the Group’s Annual Report for the year ended 30 June 2014, a copy of which is available on the Group’s website at www.bhpbilliton.com.
Dividend
Full details of dividends are given on page 11.

BHP Billiton Results for the half year ended 31 December 2014
Board of Directors
The Directors of BHP Billiton at any time during or since the end of the half year are:
Mr J Nasser – Chairman since March 2010 (a Director since June 2006)
Mr M Brinded – a Director since April 2014
Mr M W Broomhead – a Director since March 2010
Sir J G Buchanan – a Director since February 2003
Mr C A Cordeiro – a Director since February 2005
Mr L P Davies – a Director since June 2012
Ms C J Hewson – a Director since March 2010
Mr A Mackenzie – an Executive Director since May 2013
Mr L P Maxsted – a Director since March 2011
Mr W W Murdy – a Director since June 2009
Mr K C Rumble – a Director since September 2008
Dr J M Schubert – a Director since June 2000
Baroness S Vadera – a Director since January 2011
Mr D A Crawford – a Director from May 1994 to November 2014
Auditor’s independence declaration
KPMG in Australia are the auditors of BHP Billiton Limited. Their auditor’s independence declaration under Section 307C of the Australian Corporations Act 2001 is set out on page 55 and forms part of this Directors’ Report.
Rounding of amounts
BHP Billiton Limited is a company of a kind referred to in Australian Securities and Investments Commission Class Order No 98/100, dated 10 July 1998. Amounts in the Directors’ Report and half year financial statements have been rounded to the nearest million dollars in accordance with that Class Order.
Signed in accordance with a resolution of the Board of Directors.
J Nasser AO – Chairman
A Mackenzie – Chief Executive Officer
Dated this 24th day of February 2015

Financial Report
Directors’ Declaration of Responsibility
The half year financial report is the responsibility of, and has been approved by, the Directors. In accordance with a resolution of the Directors of BHP Billiton, the Directors declare that, to the best of their knowledge and in their reasonable opinion:
(a) the half year financial statements and notes, set out on pages 31 to 51, have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the IASB, IAS 34 ‘Interim Financial Reporting’ as adopted by the EU, AASB 134 ‘Interim Financial Reporting’ as issued by the AASB and the Disclosure and Transparency Rules of the Financial Conduct Authority in the United Kingdom and the Australian Corporations Act 2001, including:
(i) complying with applicable accounting standards and the Australian Corporations Regulations 2001; and
(ii) giving a true and fair view of the financial position of the BHP Billiton Group as at 31 December 2014 and of its performance for the half year ended on that date;
(b) the Directors’ Report, which incorporates the Review of Operations on pages 1 to 28, includes a fair review of the information required by:
(i) DTR4.2.7R of the Disclosure and Transparency Rules in the United Kingdom, being an indication of important events during the first six months of the current financial year and their impact on the half year financial statements, and a description of the principal risks and uncertainties for the remaining six months of the year; and
(ii) DTR4.2.8R of the Disclosure and Transparency Rules in the United Kingdom, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the BHP Billiton Group during that period, and any changes in the related party transactions described in the last annual report that could have such a material effect; and
(c) in the Directors’ opinion, there are reasonable grounds to believe that each of BHP Billiton Limited and BHP Billiton Plc will be able to pay its debts as and when they become due and payable.
Signed in accordance with a resolution of the Board of Directors.
J Nasser AO – Chairman
A Mackenzie – Chief Executive Officer
Dated this 24th day of February 2015

BHP Billiton Results for the half year ended 31 December 2014
Lead Auditor’s Independence Declaration under Section 307C of the Corporations Act 2001
To: the Directors of BHP Billiton Limited:
I declare that, to the best of my knowledge and belief, in relation to the review for the half year ended 31 December 2014 there have been:
i. no contraventions of the auditor independence requirements as set out in the Australian Corporations Act 2001 in relation to the review; and
ii. no contraventions of any applicable code of professional conduct in relation to the review.
This declaration is in respect of BHP Billiton and the entities it controlled during the financial period.
KPMG
Anthony Young
Partner
Melbourne
24 February 2015
KPMG, an Australian partnership and member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (‘KPMG International’), a Swiss entity.
KPMG Australia’s liability limited by a scheme approved under Professional
Standards Legislation.

Financial Report
Independent Review Report
Independent Review Report of KPMG LLP (“KPMG UK”) to BHP Billiton Plc and KPMG (“KPMG Australia”) to the Members of BHP Billiton Limited
Introduction
For the purposes of these reports, the terms “we” and “our” denote KPMG UK in relation to its responsibilities under its terms of engagement to report to BHP Billiton Plc and KPMG Australia in relation to Australian professional and regulatory responsibilities and reporting obligations to the members of BHP Billiton Limited.
The BHP Billiton Group (“the Group”) consists of BHP Billiton Plc and BHP Billiton Limited and the entities they controlled at the end of the half year or from time to time during the half year ended 31 December 2014.
We have reviewed the condensed half year financial statements of the Group for the half year ended 31 December 2014 (“half year financial statements”), set out on pages 31 to 51, which comprise the consolidated income statement, consolidated statement of comprehensive income, consolidated balance sheet, consolidated cash flow statement, consolidated statement of changes in equity, summary of significant accounting policies and other explanatory notes 1 to 11. We have read the other information contained in the half year financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the half year financial statements. KPMG Australia has also reviewed the directors’ declaration set out on page 54 in relation to Australian regulatory requirements contained in section (a) and (c) of the directors’ declaration.
Directors’ Responsibilities
The half year financial report is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half year financial report:
in accordance with the Disclosure and Transparency Rules (“the DTR”) of the United Kingdom’s Financial Conduct Authority (“the UK FCA”), and under those rules, in accordance with IAS 34 Interim Financial Reporting as adopted by the European Union; and
in accordance with Australian Accounting Standards and the Corporations Act 2001. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the half year financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.
Respective Responsibilities of KPMG UK and KPMG Australia
KPMG UK’s report is made solely to BHP Billiton Plc in accordance with the terms of KPMG UK’s engagement to assist BHP Billiton Plc in meeting the requirements of the DTR of the UK FCA. KPMG UK’s review has been undertaken so that it might state to BHP Billiton Plc those matters it is required to state to it in this report and for no other purpose. To the fullest extent permitted by law, KPMG UK does not accept or assume responsibility to anyone other than BHP Billiton Plc, for KPMG UK’s review work, for this report, or for the conclusions it has reached.
KPMG Australia has performed an independent review of the half year financial statements and directors’ declaration in order to state whether, on the basis of the procedures described, it has become aware of any matter that makes KPMG Australia believe that the half year financial statements and directors’ declaration are not in accordance with the Corporations Act 2001 including: giving a true and fair view of the Group’s financial position as at 31 December 2014 and its performance for the half year ended on that date; and complying with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Australian Corporations Regulations 2001.
Our responsibility is to express a conclusion on the half year financial statements in the half year financial report based on our review.
Scope of Review
KPMG UK conducted its review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in the United Kingdom.

BHP Billiton Results for the half year ended 31 December 2014
KPMG Australia conducted its review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity as issued by the Australian Auditing and Assurance Standards Board. As auditor of BHP Billiton Limited, KPMG Australia is required by ASRE 2410 to comply with the ethical requirements relevant to the audit of the annual financial report.
A review of half year financial statements consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
Independence
In conducting its review, KPMG Australia has complied with the independence requirements of the Australian Corporations Act 2001.
Review conclusion by KPMG UK
Based on our review, nothing has come to our attention that causes us to believe that the condensed half year financial statements in the half year financial report for the six months ended 31 December 2014 are not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting, as adopted by the EU, and the DTR of the UK FCA.
Stephen Oxley
Partner
For and on behalf of KPMG LLP
Chartered Accountants
London
24 February 2015
Review conclusion by KPMG Australia
Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the condensed half year financial statements and directors’ declaration of the Group are not in accordance with the Australian Corporations Act 2001, including:
a) giving a true and fair view of the Group’s financial position as at 31 December 2014 and of its performance for the half year ended on that date; and
b) complying with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Australian Corporations Regulations 2001.
KPMG
Anthony Young
Partner
Melbourne
24 February 2015
KPMG, an Australian partnership and KPMG LLP, a UK limited liability partnership, are member firms of the KPMG network of independent member firms affiliated with KPMG International Cooperative (‘KPMG International’), a Swiss entity.
KPMG Australia’s liability limited by a scheme approved under Professional
Standards Legislation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: February 24, 2015	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary